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05011126

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME CSL Limited

*CURRENT ADDRESS

PROCESSED
SEP 12 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3785 FISCAL YEAR 6-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 9/12/05

82-3785

CSL Limited
Biopharmaceuticals for Life™

24 August 2005 ARLS 6-30-05

FULL YEAR RESULT
Profit* up 106% to $297 million
Final Dividend 30 cents plus Special Dividend of 10 cents

CSL Limited today announced its operating results for the full year ended 30 June 2005.

FULL YEAR HIGHLIGHTS

Financial

- Sales revenue of $2.75 billion, up 67% on the previous year;
- Reported net profit after tax of $546.5 million for the year ended 30 June 2005, up 149% on the previous year (June 2004 $219.6 million);
  - Net profit after tax including goodwill amortisation but before the sale of JRH was $297 million, which is consistent with previous company guidance at the upper end of between $270 to $295m million.
  - Net profit after tax from continuing operations grew 103% to $316.7 million, after adjusting for the operating contributions and sale of JRH Biosciences (JRH) in FY2005 and Animal Health in FY2004 and goodwill;
- Net operating cash flow of $568 million, up 174% on the previous year;
- Research & Development expenditure of $146 million, up 44% on the previous year;
- Sale of JRH, CSL's cell culture business for an estimated post tax profit of $250 million;
- Capital management initiatives:
  - On market buyback 1 – 10 million shares repurchased for $318 million with program completed on 16 May 2005; and
  - On market buyback 2 – program commenced on 12 July, for up to 8 million shares to be repurchased and is currently over 50% complete.
- Final dividend of 30 cents, plus a special dividend of 10 cents, a total of 40 cents franked to 79.5%. Dividends for the full year total 57 cents, up 50% on the previous year.

** Excludes sale of JRH in FY2005 and Animal Health in FY 2004.*

Operational

- An intellectual property settlement with GlaxoSmithKline and Merck & Co. Inc. (Merck) providing for additional future milestones and royalty flows from sales of Human Papilloma Virus Vaccine used for protection against cervical cancer;
- ZLB Behring integration substantially complete enabling production on a lower cost base;
- US plasma therapies market improving;
- Australian Plasma Products Agreement in place;
- Influenza vaccine facility expansion; and
- Successful tender for Australian influenza vaccine supply contract for CSL's Fluvax®.

Dr McNamee, CSL's Managing Director said, "I'm delighted to deliver to shareholders an excellent financial report for the year and forecast continuing growth for the company.

"Two years ago we set out to complete the transformation of CSL into a global bio-pharmaceuticals business. In that time we have more than tripled the profit from continuing operations of the company, more than doubled net tangible assets and almost halved the net debt, returning significant value to shareholders through growth in share price and capital management initiatives.

"Strong cash flow and a solid financial platform provided by our bio-pharmaceutical businesses, including plasma therapies, provide us with the means to expand our core capability in research and development. We're already the largest investor in bio-pharmaceutical research and development in Australia and we aim to grow this by a further 5 to 10% per annum over the next 3-5 years. Research and development is fundamental to our future growth.

"Innovation and new product development, operational excellence and careful capital management will continue to make CSL a growth company going forward", Dr McNamee said.

BUSINESS REVIEW

The Company's operating results for the twelve months ended 30 June 2005 incorporates the positive impact from the inclusion of twelve months trading by ZLB Behring and volume growth in the sales of Helixate (recombinant Factor VIII). Aventis Behring was acquired on 31 March 2004 and integration is now substantially complete.

Financial benefits from the integration of Research & Development, Commercial Operations and the rationalisation of head office functions of the merged ZLB Behring organisation have been realised. Synergy benefits are increasingly residing in inventory arising from the restructured business. The majority of this financial benefit will flow in fiscal 2006 and beyond as the inventory is sold.

Merck is now well advanced in its phase III clinical trials program on its human papillomavirus vaccine (cervical cancer vaccine) licensed from CSL and has announced that it anticipates filing for a product license with the US Food and Drug Agency during the second half of calendar 2005.

A new Plasma Products Agreement with the Australian National Blood Authority was signed in December 2004 providing for the supply of a broad range of plasma products from CSL Bioplasma's production facility for a period of five years.

An agreement has been reached with Bayer HealthCare – Australia, for the exclusive distribution rights for Kogenate® FS in Australia for an initial period of five years. Kogenate® FS is a leading recombinant factor VIII (a coagulation therapy used to treat haemophilia) and, as the market becomes available, enables CSL Bioplasma to offer an expanded range of products to people living with Haemophilia A.

A Licence Agreement has also been reached with Merck granting Merck rights and options to CSL's ISCOMATRIX® adjuvant across a range of Merck's investigational vaccine programs.

In December 2004 CSL successfully contracted with the Australian Commonwealth Government to supply 65% of their influenza vaccine requirements over the next three years. In addition, in the event of a pandemic, CSL will manufacture a sufficient quantity of pandemic vaccine doses - all of which will be manufactured in the company's upgraded and expanded flu vaccine production facility in Melbourne.

Additional funding from the Australian Commonwealth Government has enabled CSL to fast track its production of a pandemic influenza vaccine making Australia one of the most prepared countries in the world for coping with an influenza pandemic. Completion of the entire development program has been bought forward by 18 months.

The JRH business was sold on 28 February 2005, with net proceeds amounting to $A458 million against a book value of $179 million. The Company estimates the resulting after-tax profit will amount to $250 million.

The strong performance by the CSL Group has underpinned Research and Development investment of $146 million with an increasing focus on innovative new product development.

OUTLOOK

Commenting on the outlook for CSL, Dr McNamee said "The plasma therapeutics industry is in the final stage of consolidation and supply and demand for products is close to being in balance.

"This industry has a long production lead time but we are now at the stage where we will increasingly benefit from the lower cost manufacturing spine that we have put in place around the world as we continue to carefully manage plasma throughput and inventory.

"As we manage down the surplus inventory acquired with the Aventis Behring business and complete the realignment of the new business model we expect group sales for fiscal 2006 to be broadly similar to fiscal 2005.

"Despite a sharp increase in tax with the introduction of Australian International Financial Reporting Standards in 2006, earnings per share from continuing operations is expected to grow by approximately 10%. Margin growth and the impact of capital management will be the key drivers.

"With an increased proportion of earnings derived from offshore and an increased level of research and development spend in Australia, dividends for fiscal 2005/06 will not be significantly franked. However, with the Human Papilloma Virus Vaccine launch drawing closer, anticipated royalty payments on product sales in the US and Europe will improve our franking position in subsequent years," Dr McNamee said.

For further information, please contact:

Mark Dehring
Head of Investor Relations
CSL Limited
Telephone: +613 9389 2818
Email:mark.dehring@csl.com.au

Group Results

Full year ended June	2005 $m	2004 $m	
Sales	**2,749.9**	**1,650.2**	
Other Revenue	503.0	185.5	
Total Revenue	**3,252.9**	**1,835.7**	77%
Earnings before Interest, Tax, Depreciation & Amortisation	**837.0**	**398.8**	**110%**
Depreciation/Amortisation	170.7	130.0	
Net Interest Expense	24.4	14.2	
Tax Expense	95.4	35.0	
Net Profit from Ordinary Activities	**546.5**	**219.6**	**149%**
Total Dividends (cents)	**57.0**	**38.0**	50%
Final Dividend (cents)	**30.0**	**26.0**	
Special Dividend	**10.0**	**-**	
EPS diluted (cents)	**277.5**	**122.8**	126%

Reconciliation to Continuing Operations

Net Profit from Ordinary Activities	**546.5**	**219.6**	149%
JRH sale	-249.6	-	
Animal Health sale	-	-75.3	
NPAT pre business unit sale	**296.9**	**144.3**	106%
JRH contribution	-17.8	-26.8	
Animal Health contribution	-	-3.6	
Continuing operations NPAT	**279.1**	**113.9**	145%
Goodwill tax effected	37.6	42.0	
Continuing operations NPAT pre goodwill	**316.7**	**155.9**	103%
Continuing operations NPAT pre goodwill EPS	**1.62**	**0.87**	86%

CSL Limited

ABN: 99 051 588 348

Appendix 4E
Year Ended 30 June 2005

(Previous corresponding period:
Year Ended 30 June 2004)

Results for Announcement to the Market

- Revenues from ordinary activities up 77.2% to $3,252,910,000.
- Profit from ordinary activities after tax attributable to members up 148.8% to $546,518,000.
- Net profit for the period attributable to members up 148.8% to $546,518,000.

Dividends

	Amount per security	Franked amount per security
Final dividend (declared subsequent to balance date)	30¢	30¢
Special dividend (declared subsequent to balance date)	10¢	1.78¢
Interim dividend paid on 15 April 2005	17¢	17¢
Final dividend (prior year)	26¢	26¢
Record date for determining entitlements to the dividend:	5 September 2005	

Explanation of results

For further explanation of the results please refer to the accompanying press release and "Review of operations" in the Directors' report that is with the Financial Report.

Other information required by Listing Rule 4.3A

The remainder of the information requiring disclosure to comply with Listing Rule 4.3A is contained in the attached Additional Information, Financial Report and media release.

Additional Information

NTA Backing

	30 June 2005	30 June 2004
Net tangible asset backing per ordinary security	**$7.07**	$6.18

Changes in controlled entities

The parent entity did not gain control of any entities during the year.

On 28 February 2005 the consolidated entity disposed of the JRH business unit to Sigma-Aldrich Corporation. The disposal included 100% of the voting shares in CSL US Inc, JRH Biosciences Limited and JRH Biosciences Pty Ltd. CSL US Inc was the owner of JRH Biosciences Inc. The JRH businesses contributed $17,784,000 and CSL US Inc a loss of $3,222,000 (totalling $14,562,000) to the reporting entity's profit from ordinary activities after income tax until the loss of control (the full prior year contribution was $36,194,000).

Audit report

The audit report is contained in the attached Financial Report.

Peter R Turvey
Company Secretary
24 August 2005

Directors' Report

82-3785

The Board of Directors of CSL Limited has pleasure in submitting the statement of financial position of the Company and of the consolidated entity at 30 June 2005, and the related statement of financial performance and statement of cash flows for the year then ended, and reports as follows:

1. Directors

The Directors of the Company in office during the financial year and until the date of this report are as follows.

Mr P H Wade (Chairman)
Dr B A McNamee (Managing Director)
Mr J Akehurst
Miss E A Alexander, AM
Mr A M Cipa
Mr I A Renard
Mr M A Renshaw (appointed July 2004)
Mr K J Roberts, AM
Dr A C Webster

Particulars of the directors' qualifications, experience, all directorships of public companies held for the past three years, special responsibilities, ages and the period for which each has been a director are set out in the Directors' Profiles section of the Annual Report.

2. Company Secretary

The company secretary is Mr P R Turvey, BA/LLB, MAICD. Mr Turvey was appointed to the position of company secretary in 1998 having joined the Company in 1992. Before joining CSL Limited he held the role of Company Secretary for five years with Biotech Australia Pty Ltd. Mr E H Bailey, B.Com/LLB, is Assistant Company Secretary and was appointed in 2001 having joined the Company in 2000. Before joining the Company he was a Senior Associate with Arthur Robinson & Hedderwicks.

3. Directors' Meetings

During the year, the Board held 10 meetings. The Audit and Risk Management Committee met four times and the Human Resources Committee met five times. The Nomination Committee comprises the full Board and meets in conjunction with Board Meetings. The Securities and Market Disclosure Committee met 15 times and comprises at least any two Directors, one of whom must be a non-executive director.

The attendances of directors at meetings of the Board and its Committees were:

4. Principal Activities

The principal activities of the consolidated entity during the financial year were the research, development, manufacture, marketing and distribution of biopharmaceutical and allied products. During the year the consolidated entity sold its cell culture business, JRH Biosciences, to Sigma-Aldrich Corporation.

5. Operating Results

The profit of the consolidated entity for the financial year, after providing for income tax, amounted to $546.5 million. This represents a 149% increase on the 2003-2004 result of $219.6 million. Underlying net profit after tax was $316.7 million an increase of 103% over the previous year after adjusting for goodwill and the sale and operating contributions of JRH Biosciences and the Animal Health Division in 2004 and 2005. Net profit after tax including goodwill amortisation but before the sale of JRH Biosciences was $297 million. Sales revenue was $2.75 billion which was up 67% on the previous year. Research and development expenditure was $146m which was up 44% on the previous year. Net operating cash flow was $568 million which was up 174% on the previous year.

6. Dividends

The following dividends have been paid or declared since the end of the preceding financial year:

2003-2004 A final dividend for the year ended 30 June, 2004, of 26 cents per ordinary share, fully franked at 30%, was paid on 8 October, 2004, out of profits for that year as declared by the Directors in last year's Directors' Report.

2004-2005 An interim dividend on ordinary shares of 17 cents per share, fully franked at 30%, was paid on 15 April 2005. The Directors of the Company have declared a final dividend of 30 cents per ordinary share, fully franked and a special dividend of 10 cents per ordinary share franked to 1.78 cents per ordinary share for the year ended 30 June 2005, to be paid out of profits for that year.

In accordance with determinations by the Directors, the Company's dividend reinvestment plan remains suspended.

Total dividends for the 2004-2005 year are:

	On Ordinary shares $'000
Interim fully franked dividend paid 15 April 2005	$33,701
Final dividend payable on 10 October 2005	$73,538

	Board of Directors		Audit and Risk Management Committee		Securities and Market Disclosure Committee	Human Resources Committee	
	Attended	Maximum	Attended	Maximum	Attended	Attended	Maximum
P H Wade	10	10	4[1]		15	4[1]	
B A McNamee	10	10	4[2]		15	4[2]	
J Akehurst	10	10				4	4
E A Alexander	10	10	4	4			
A M Cipa	10	10	4[2]		2		
I A Renard	10	10	4	4		1	1
M A Renshaw	10	10	1	2			
K J Roberts	10	10				5	5
A C Webster	9	10	1	2		5	5

[1] *Attended for at least part in ex officio capacity*
[2] *Attended for at least part by invitation*

7. Review of Operations

The most significant activity during the year has been the implementation of a complex integration plan to merge the Aventis Behring business acquired in the previous year with ZLB Bioplasma. ZLB Behring, the new merged entity with global sales of $2.2 billion, became a global leader in plasma therapies and a significant supplier of Recombinant Factor VIII for the treatment of Haemophilia A. Sales of intravenous immunoglobulin benefited from improved prices in the United States with the Company's first liquid version being approved in eight European countries. Vivaglobin, the new subcutaneously administered immunoglobulin was approved in Europe late in the year and is currently being evaluated in the US by the FDA.

The Australian plasma products operations, CSL Bioplasma, generated $209 million in sales revenue achieving growth of 17% underpinned by the merging of ZLB Behring's commercial activities in Asia (excluding Japan).

A new Agreement was entered into with the National Blood Authority which provides for the supply of plasma derived therapeutics to Australia for the next five years. In addition, a new five year agreement was entered into with Bayer Healthcare appointing the Company as the exclusive Australian distributor for Bayer's recombinant Factor VIII product.

In regard to the Company's pharmaceutical business, a new influenza vaccine centre was opened with an expanded and upgraded manufacturing facility and an increased ability to supply influenza vaccine to the Australian market and with capacity to efficiently provide vaccine in the event of an influenza pandemic.

In regard to new product development activities, Merck & Co Inc, as the exclusive licensee of a human papillomavirus vaccine, has announced that it intends to file for product registration with the US FDA in the second half of 2005. In Canada the Phase II clinical trials of plasma derived reconstituted high density lipoprotein (rHDL) has recently begun to test whether infusions of rHDL will reduce the volume of plaque in coronary arteries of patients with acute coronary syndromes.

Progress has also been made in the development of the Iscomatrix adjuvant with the continued clinical program of a number of potential products utilising the technology as well as continuing to work with licensing partners such as Merck and Chiron on new vaccine and immunotherapeutic opportunities.

8. Significant changes in the State of Affairs

In February 2005, the consolidated entity sold its JRH Biosciences business to Sigma-Aldrich Corporation for US$370 million (A$492 million) subject to normal contractual adjustments.

There are no other significant changes in the state of affairs of the consolidated entity during the financial year not otherwise disclosed in this report or in the financial statements.

9. Significant events after year end

Directors are not aware of any matter or circumstance which has arisen since the end of the financial year which has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

10. Likely Developments Business Strategies and Future Prospects

In the medium term, the Company will continue to grow through developing differentiated plasma products, expanding flu vaccine sales, receiving royalty flows from the exploitation of the human papillomavirus by Merck & Co, Inc, referred to in section 7 of this Director's Report and the commercialisation of the Company's Iscomatrix® adjuvant technology. Over the longer term the Company intends to develop new products which are protected by its own intellectual property which are high margin human health medicines marketed and sold by the Company's global operations. Further comments on likely developments and expected results of certain aspects of the operations of the consolidated entity, and on the business strategies and prospects for future financial years of the consolidated entity, are contained in the Year in Review in the Annual Report and in section 7 of this Directors' Report. Additional information of this nature can be found on the Company's website (www.csl.com.au). Any further information of this nature has been omitted as it would unreasonably prejudice the interests of the consolidated entity if this report were to refer further to such matters.

11. Environmental Regulatory Performance

The consolidated entity maintains management systems for health, safety and the environment that are consistent with internationally recognised standards to help ensure that its facilities operate to those standards to help protect its employees, contractors and the environment. The consolidated entity also provides appropriate training and resources so that its employees are equipped to work safely and to maintain incident-free workplaces.

Additionally, the consolidated entity's environmental obligations and waste discharge quotas are regulated under applicable Australian and foreign laws. All environmental performance obligations are monitored by the Board and subjected from time to time to government agency audits and site inspections.

The consolidated entity also endeavours to minimise the environmental impact of its operations by recycling waste paper and other materials and by the responsible management and disposal of all product packaging.

No environmental breaches have been notified by the Environmental Protection Authority in Victoria, Australia, or by any other equivalent interstate or foreign government agency in relation to the Company's Australian or international operations during the year ended 30 June 2005.

12. Directors' Shareholdings and Interests

At the date of this report, the interests of the directors who held office at 30 June 2005 in the shares, options and performance rights of the Company are set out in a table on page 13 of this Report.

13. Directors' Interests in Contracts

Section 17 of this Report sets out particulars of the Directors Deed entered into by the Company with each director in relation to Board paper access (indemnity and insurance matters).

14. Share Options

As at the date of this report, the number of unissued ordinary shares in the Company under options and under performance rights are set out in Note 28 of the Financial Statements.

Holders of options or performance rights do not have any right, by virtue of the options or performance rights, to participate in any share issue by the Company or any other body corporate or in any interest issued by any registered managed investment scheme.

The number of options exercised during the financial year and the exercise price paid to acquire fully paid ordinary shares in the Company is set out in Note 28 of the Financial Statements. Since the end of the financial year, no further options have been exercised.

During, and since the end of, the financial year, no performance rights were exercised. There were no shares issued as a result of the exercise of performance rights during the financial year or since the end thereof.

15. Remuneration Report

Board and Human Resources Committee

The Board has adopted a formal charter delegating certain of its responsibilities concerning human resources and remuneration to the Human Resources Committee. This charter can be found on the www.csl.com.au website under Corporate Governance; Board and Committee Charters.

The responsibilities of the Human Resources Committee include:

- reviewing and monitoring the human resources strategic plan;
- reviewing and approving the corporate human resources policies;
- establishing a policy framework for employee and senior executive remuneration;
- reviewing and recommending the terms relating to the Company's employee share, option and performance right schemes;
- recommending to the Board individual senior executive remuneration packages and where appropriate, seeking independent advice regarding senior executive remuneration;
- recommending to the Board senior executive recruitment, retention and termination policies as well as succession planning strategies and policies;
- reviewing benchmarks against which salary reviews are made and monitoring and reviewing the Company's performance management system; and
- reporting to the Board any findings or recommendations of the Committee after each meeting.

In accordance with the charter, the Board reserves responsibility for:

- the remuneration of non-executive directors;
- setting the terms of employment and remuneration for the Managing Director;
- approving remuneration for senior executive management; and
- the operation and policies relating to the Company's employee share, option and performance right schemes and succession planning.

The Board's Human Resources Committee comprises three members, all of whom are independent non-executive directors. These are:

- Mr Ken Roberts (Chairman);
- Dr. Arthur Webster; and
- Mr John Akehurst.

Mr John Akehurst replaced Mr Ian Renard (formerly a member of the Human Resources Committee) during the course of the year. Mr Kelvin Milroy, the General Manager – Human Resources, acts as Secretary of the Committee. The Board Chairperson may attend any meeting of the Committee in an ex officio capacity. The Managing Director, senior executives and professional advisors retained by the Human Resources Committee may attend meetings by invitation.

The Committee meets at the conclusion of the performance management process, at the conclusion of the succession planning process, and at other times as are required to discharge its responsibilities. Information about Committee meetings held during the year and individual directors' attendance at these meetings can be found in section 3 of this Directors' Report.

Any recommendation made by the Human Resources Committee concerning an individual director or executive's remuneration is made without that director or executive being present.

Non-Executive Directors' Remuneration

The Board's principal responsibility is the oversight of the management of the Company and providing strategic direction for and approving the Company's business strategies and objectives. Non-executive director remuneration is not linked to the Company's short-term financial performance and these directors are not entitled to performance based remuneration or participation in the Company's equity incentive plans.

Non-executive directors are entitled to fixed fees having regard to their Board responsibilities, obligations on any of the four Board committees and the aggregate non-executive director remuneration limit approved by shareholders. Within this limit, the Board determines the fees payable to non-executive directors based on advice from professional advisors which takes into consideration fees payable to non-executive directors by comparable organisations as well as fee levels which the Board considers appropriate to attract and retain high quality non-executive directors having regard to the Company's requirements.

Directors' Report

Currently, the Company's Constitution sets the maximum aggregate amount of remuneration which may be paid to non-executive directors at $1,500,000. Any increases to this sum must be approved by shareholders at a general meeting. As contemplated by the Constitution, remuneration for any extra services by individual directors or the reimbursement of reasonable expenses incurred by directors may also be approved by the Board from time to time.

The table on page 8 of this Report sets out the fees paid to non-executive directors which amounted to $1,021,876 and which was based on the following schedule:

NED Committee Fees effective 1 January 2005

	Board	Audit & Risk Management Committee	Human Resources Committee	Nomination Committeee	Securities and Market Disclosure Committee
Chairman	250,000	25,000	15,000	-	-
Members	110,000	10,000	7,500	-	-

Non-executive directors participate in the Non-Executive Directors' Share Plan (the NED Share Plan) approved by shareholders at the 2002 annual general meeting. Under the NED Share Plan, non-executive directors take at least 20% of their fees in the form of shares in the Company which are purchased on-market at prevailing share prices. These purchases are made by the NED Share Plan administrator at pre-determined intervals.

In addition to fees paid in cash or taken in the form of shares, non-executive directors also receive superannuation contributions equal to 9% of their fees.

Non-executive directors were entitled to a retirement allowance as approved by shareholders in 1994 equal to the highest fees over any consecutive 36 months of service. If the director had served more than five years on the Board, they would receive another 5% of the base fee at the time of retirement for every additional year served, up to a limit of 15 years. The Board terminated this retirement plan as at 31 December 2003 and froze the retirement allowance as at that date. No Non-executive Director has accrued any entitlement to any retirement allowance since 31 December 2003.

Executive Remuneration Structure

Remuneration Policy

The Company's remuneration policy is designed to be competitive and equitable and to attract and retain high quality employees. The aim of the policy is to provide executives (including executive directors and the Company Secretary) with an appropriate balance of fixed and performance related remuneration.

Fixed remuneration is set at a level competitive with market rates and the performance component ensures that a significant proportion of executive remuneration is at risk by being linked to the achievement of corporate objectives, business performance and shareholder returns. The performance component may also include elements of remuneration designed to encourage retention.

Where appropriate, the Human Resources Committee considers independent external advice in setting both the balance of fixed and performance remuneration and the remuneration levels.

Remuneration Structure

The Company's remuneration structure comprises three core elements:

- fixed remuneration
- short-term incentives
- long-term incentives

Together, these elements comprise an executive's total potential remuneration.

Broadly, an executive will have fixed remuneration and a short-term incentive percentage representing the executive's potential short-term incentive as a percentage of fixed remuneration. Under the Company's performance management system, this percentage ranges from 15% to 50% of fixed remuneration depending on an executive's seniority level. In addition, an executive may participate in specific one-off Board approved incentive arrangements relating to key corporate objectives, milestones or events.

An executive will also have a long term incentive percentage which is multiplied by their fixed remuneration to derive a long-term incentive amount. This amount influences the level of options or performance rights which may be allocated to an eligible executive under the Company's equity incentive arrangements. The long-term incentive percentage generally reflects an executive's short-term incentive percentage and hence also ranges from 15% to 50% of fixed remuneration.

The short-term and long-term incentive arrangements are discussed further on pages 5 and 6 of this Report.

Subject to specific industry or geographical labour market conditions, the short-term and long-term incentive percentages are the same and the proportion of performance related remuneration to an executive's total potential remuneration is kept consistent for a given level of seniority. As an executive's seniority level increases, so do the incentive percentages and the proportion of performance related remuneration to that executive's total potential remuneration.

CSL's performance management system is central to how the Company manages performance related remuneration and its integration into the total remuneration structure. The extent to which executives meet or exceed the performance objectives as set out in the performance management system influences the calculation of short-term incentives as well as executives' ability to participate in the Company's long-term incentive programs. Performance as measured under the performance management system is also taken into consideration in reviewing fixed remuneration.

The total remuneration levels for executive directors and specified executives are illustrated in the tables on pages 8 and 9 of this Report. The balance of fixed and performance related remuneration for executive directors and specified executives is illustrated in the table on page 10 of this Report.

Fixed Remuneration

Depending on the country in which the executive is employed, an executive's fixed pay is expressed as a "Total Employment Cost" ("TEC") or as "salary plus benefits".

Where a TEC approach is adopted, an executive's fixed remuneration comprises benefits the executive has elected to receive in lieu of salary inclusive of any associated costs such as fringe benefits tax and mandatory superannuation with the balance taken as cash salary. Where a "salary plus benefits" approach is adopted, the salary is specified and the Company provides benefits to an executive consistent with the labour market practices in that jurisdiction.

Executives who are working in a country other than their usual country of residence are eligible to receive benefits in accordance with the Company's expatriate policies. CSL's expatriate arrangements are intended to recompense an executive for the additional commitment and costs associated with working in a different country. The Human Resources Committee periodically reviews these arrangements to ensure appropriateness and consistency with market practices.

The level of fixed remuneration paid to each executive is based on the executive's skills and experience, the requirements for their role and their relevant labour market in terms of the particular industry and geographical location.

In setting fixed remuneration, the executive's total potential remuneration is taken into consideration to ensure appropriateness of the balance between fixed and performance related remuneration and also appropriateness of the resulting total potential remuneration level.

Executive fixed remuneration is reviewed annually to ensure that it remains market competitive for each executive and reflects any changes in an executive's role or relevant employment market conditions. The executive's performance as evaluated against objectives under the Company's performance management system significantly influences recommendations relating to fixed remuneration.

Any recommendations concerning senior executive fixed remuneration levels are made by the Human Resources Committee to the Board for the Board's consideration.

All executives, excluding directors, are eligible to participate in the CSL Global Employee Share Plan on the same terms and conditions as all other employees. A description of this Plan is set out in note 28 "Employee Benefits" of the financial statements.

Short-term Incentives

Short-term incentives may be awarded to employees based on their annual performance as evaluated under the CSL performance management system. In addition, the Human Resources Committee may recommend the establishment of specific incentive programs linked to the achievement of key corporate objectives, milestones or events. Short-term incentives are paid in cash.

All executive directors and specified executives are eligible to receive an annual incentive under the Company's performance management system. This system facilitates consideration of appropriate performance metrics by the Company and by executives and provides the mechanism for the payment of incentives linked to measurable gains in the achievement of the Company's corporate objectives.

Under the performance management system, usually no more than 6 key performance objectives for a financial year are specified along with actions to achieve the stated objectives and indicators or measures to be applied in assessing an executive's performance against the objectives.

Typically, the performance objectives comprise elements relating to individual performance (specific business tasks), the performance of the relevant business division or function depending on the executive's role (eg revenue, cost targets) and in some cases, that of the CSL group. Importantly, consistent with the philosophy of the short-term incentive percentage representing the potential short-term incentive, performance is assessed against the extent to which these objectives are exceeded and not simply met. As discussed below, the objectives directly relate to the corporate objectives, strategic plans and financial budgets approved by the Board.

Accordingly, the specific short-term incentive objectives vary from executive to executive both in terms of their nature and the weighting of these objectives in accordance with the Company's priorities.

In relation to process, the Board approves the corporate objectives, strategic plans and financial budgets. The Board also approves the Managing Director's specific performance objectives established with reference to the Board approved corporate objectives, plans and budgets. The Managing Director specifically approves the performance objectives for other executives which are also based on the Board approved corporate objectives, plans and budgets and which are also linked to the Managing Director's performance objectives.

Annual performance objectives and assessment criteria are established consistent with the corporate objectives and business plans approved by the Board and the responsibilities of the executive's position. Upon completion of the annual performance period, performance reviews are then conducted. Proposed incentive payments are then derived from this process having regard to the established performance objectives and assessment criteria. The Human Resources Committee or Board then considers the proposed incentive payments for approval.

In relation to one-off incentive programs, two programs were approved by the Board during the year. A retention incentive was approved payable to certain executives who remained with the CSL Group until successful completion of the sale of JRH Biosciences provided the business unit met and continued to meet specific business performance targets. The Board approved on 16 March 2004 an incentive linked to the successful integration of ZLB Behring based on integration metrics approved by the Board which were previously used to evaluate the Aventis Behring acquisition.

As with proposed incentive payments under the Company's performance management system, any proposed payments under the one-off incentive programs are considered for approval by the Human Resources Committee or Board.

Further details relating to payments under the short-term incentive programs are set out on pages 8 and 9 of this Report.

Directors' Report

Long-term Incentives

Long-term incentives are reserved for employees who have performed to a required performance level and who are regarded as being of strategic operational importance to the Company and for prospective key employees. The Company used the CSL Performance Rights Plan approved by shareholders at the 2003 annual general meeting for this purpose during the financial year.

Performance Rights Plan

The number of Performance Rights issued to an executive is dependent upon an executive's long term incentive percentage and the Company's share price. In the case of Executive Directors, any allocations of Performance Rights are also subject to shareholder approval. Shareholder approval was obtained at the 2003 annual general meeting for up to 350,000 performance rights to be issued in total to Dr Brian McNamee and Mr Tony Cipa over three years.

During the financial year, Performance Rights were granted as equity compensation benefits to executive directors and specified executives on the basis that they were strategically operationally important employees who had performed to a required performance level as evaluated under the Company's performance management system.

The Performance Rights were issued for no consideration. Each Right entitles the holder to subscribe for one fully paid ordinary share in the entity for either nil or nominal consideration. A Performance Right may only be exercised when it has become a Vested Performance Right. Unvested Performance Rights cannot be exercised and lapse on termination of employment. Vested Performance Rights can be exercised from the date they become Vested Performance Rights until they lapse which is 7 years from their issue date.

Performance Rights may become Vested Performance Rights if the Company satisfies specific Performance Hurdles during specified Performance Periods.

The minimum Performance Period is 3 years. If all eligible Performance Rights do not vest at the end of this period, performance may be reassessed at one-yearly intervals for up to a further two years. Any Performance Rights which remain unvested after the last reassessment lapse.

The Board believes that a three year performance period is an appropriate minimum time-frame over which executives should be assessed in relation to the achievement of long-term corporate objectives.

If Performance Rights remain unvested at the end of this period, performance is tested again a year later over at least a 4 year performance period. If the Performance Hurdle is not fully met at this time, performance is subject to a final test one further year later over at least a 5 year performance period.

The measure used in the Performance Hurdle is the Company's Total Shareholder Return (TSR) relative to that of the companies comprising the ASX top 100 by market capitalisation (excluding companies with the GICS industry codes of commercial banks, oil and gas and metals and mining). The Peer Groups for various allocations were established on 1 October 2003, 31 March 2004 and 1 October 2004 and are stipulated in the documents evidencing the respective grants.

The Board's view is that TSR is an appropriate measure to assess long term performance as this measure closely reflects shareholder requirements in terms of share price growth and distributions. Also, the extent to which longer-term corporate objectives are achieved should be reflected in the Company's share price and dividend paying capacity by this time.

Given the Company's relevant capital markets, the Board's view is that the Peer Group best represents the jurisdiction and also the companies with which CSL competes for capital. As the Company is employing a relative TSR measure, the Board's opinion was to exclude from the Peer Group companies operating in distinctive industries not relevant to CSL (such as mining companies).

The Performance Hurdle is defined so that a proportion of Performance Rights vest when a minimum target is reached and this proportion increases as performance exceeds the minimum target.

In relation to Performance Rights granted to date, if the Company's performance in terms of TSR ranking places it below the 50th percentile at every Test Date, none of the Performance Rights will vest. Where the Company is placed at or above the 75th percentile on any Test Date, all of the Performance Rights, which have reached or exceeded the minimum Performance Period of 3 years will vest. 50% of the eligible Performance Rights vest upon CSL being ranked at the 50th percentile with the balance vesting on a straight line basis between the 50th and 75th percentiles. The data used to assess performance is provided by external advisors.

SESOP II

The Senior Executive Share Ownership Plan II ("SESOP II") has previously been used for the purpose of delivering long-term incentives. SESOP II was approved by special resolution at the annual general meeting of the Company on 20 November 1997.

Under this program, options were issued for a term of seven years and began to be exercisable, subject to satisfying the performance hurdle, after the third anniversary of the date of grant. An allocation could be fully exercisable after 5 years. The exercise price was calculated using the weighted average price over the 5 days preceding the issue date of the option.

For the options to be exercisable, a performance hurdle relating to earnings per share for CSL ordinary shares must be met. Specifically, for the period from the financial year preceding the grant of options until the financial year prior to the date of exercise, pre-abnormal earnings per share must increase by seven percent compound per annum. Either none or all of the options are exercisable depending upon whether this target is achieved.

In addition, there is also an individual employee hurdle requiring an executive to obtain for the financial year prior to exercise of the options, a satisfactory rating under the Company's performance management system.

In relation to grants of options made in previous financial years, the Board's view was that an earnings per share performance hurdle was most appropriate given a key approved corporate objective of pursuing sustainable growth.

Directors' Report

Under the rules of SESOP II, participants may be provided with a loan to fund the exercise of the options. Consequently, no loan is made to the recipients of options until the option is exercised and no amounts are recorded in receivables until the option is exercised. Interest equivalent to the after-tax cash amount of dividends on the underlying shares (excluding the impact of imputation and assuming a marginal income tax rate of 48.5%) is charged on the loan.

No options were issued under SESOP II during the 2005 financial year.

The table below indicates the Company's annual compound growth in earnings per share (EPS) from various base financial years. Options granted under SESOP and SESOP II are subject to the hurdle of 7% annual compound growth in such earnings.

SESOP	Financial Year								
Allocation	1997	1998	1999	2000	2001	2002	2003	2004	2005
1997	21%	24%	17%	16%	19%	23%	10%	24%	33%
1998		27%	16%	15%	18%	24%	9%	24%	34%
1999			6%	9%	15%	23%	5%	24%	35%
2000				13%	20%	29%	5%	28%	41%
2001					28%	38%	3%	32%	47%
2002						50%	-8%	33%	52%
2003							-43%	26%	53%
2004								179%	152%
2005									128%

Irrespective of the base year, every allocation of options has to date satisfied the performance hurdle between when the options became first exercisable and their expiry date. Accordingly, except for options lapsing in accordance with the Rules (eg termination of employment) all options that have met the time-related vesting requirements have vested.

As mentioned earlier in this Report, short-term incentives are principally managed by the Company's performance management system. Also, until July 2003, long-term incentives were delivered through SESOP and SESOP II using options having an EPS hurdle. Accordingly, until July 2003, there is no direct link between TSR and performance related pay except to the extent that EPS may influence TSR.

Since October 2003, the Company has provided long-term incentives using Performance Rights which have a TSR hurdle. While no Performance Period has yet completed for any allocation, the table below summarises the prospect of Performance Rights vesting given the Company's relative TSR performance over the Performance Period to date.

Peer Group Establishment Date	Company TSR[1]	Percentile Rank[1,2]	Rights Vesting[2]
1 October 2003	119%	99	100%
31 March 2004	65%	92	100%
1 October 2004	22%	74	98%

[1]Test date of 31 March 2005 being the most recent periodical update to participants

[2]All Performance Rights vest at the 75th percentile

Director and Executive Contracts

Non Executive Directors

Non-executive directors are subject to ordinary election and rotation requirements as stipulated in the ASX Listing Rules and the Company's Constitution. Accordingly, there are no specific employment contracts with non-executive directors.

Executive Directors and Specified Executives

Each contract outlines the key terms of employment including the executive's fixed remuneration. The potential short term incentive may also be stipulated in the contract or be governed by the Company's remuneration structure which governs the level of short-term incentives applicable to seniority levels.

It is the Company's general practice that employment contracts for executive directors and specified executives do not have a fixed term. Except for Mr Tom Giarla who is on a fixed term contract expiring on 31 January 2006, all of the executive directors' and specified executives' employment contracts do not have a fixed term.

It is the Company's policy that employment contracts for executive directors and specified executives contain provisions for termination with notice or payment in lieu thereof and for termination by the Company without notice for serious misconduct and breach of contract.

Certain executive directors and specified executives may be entitled to receive a termination payment in addition to notice where the Company terminates employment with the executive. In all circumstances, termination payments are not required to be made where termination of employment by the Company occurs for serious misconduct and breach of contract.

The notice period required to be given by the employee or the Company along with any termination payments to which they may be eligible are set out in the table below. With the exception of Tom Giarla whose termination payment may include potential bonuses, termination payments for all executive directors and specified executives are expressed in months and calculated by reference to TEC or salary (excluding benefits) which the executive would have earned over that time.

	Notice Period by Company	Notice Period by Employee	Termination Payments
Executive Directors			
B A McNamee	6 months	6 months	12 months
A M Cipa	6 months	6 months	12 months
Specified Executives			
P Turner	6 months	6 months	12 months
C Armit	6 months	6 months	6 months
P Bordonaro	3 months	3 months	12 months
A Cuthbertson	6 months	6 months	12 months
P Turvey	6 months	6 months	12 months
K Milroy	3 months	3 months	12 months[1]
A Martinez	6 months	6 months	12 months
M Sontrop	3 months	3 months	12 months
H Strenger	3 months	3 months	12 months
T Giarla	3 months	3 months	12 months plus bonus potential

[1] Estimated; termination payment is actually based on terms expressed as 5 weeks per year of service (for 5 years) plus 3 weeks for year thereafter to maximum of 15 years.

82-3785

Director and Executive Remuneration

Director Remuneration
– Audited Section

		Primary			Post employment		Equity		
		Cash salary and fees[3]	Cash Bonus[4]	Non-Monetary Benefits	Super-annuation	Retirement Benefits	Performance Rights[5]	Options[5]	Total
		$	$	$	$	$	$	$	$
Executive Directors									
Dr B A McNamee	**2005**	**1,257,993**	**1,300,000**	**68,678**	**40,202**	-	**246,680**	-	**2,913,553**
Managing Director	2004	947,207	482,500	79,635	44,254	-	65,522	-	1,619,118
A M Cipa	**2005**	**508,020**	**495,000**	**2,565**	**42,531**	-	**138,349**	**31,269**	**1,217,734**
Finance Director	2004	406,552	176,000	2,645	33,448	-	40,197	92,500	751,342
Non-executive Directors									
P H Wade	**2005**	**235,000**	-	-	**21,150**	-	-	-	**256,150**
Chairman	2004	210,000	-	-	18,900	-	-	-	228,900
J Akehurst[1]	**2005**	**108,750**	-	-	**9,788**	-	-	-	**118,538**
Non-executive director	2004	25,000	-	-	2,250	-	-	-	27,250
E A Alexander	**2005**	**127,500**	-	-	**11,475**	-	-	-	**138,975**
Non-executive director	2004	110,000	-	-	9,900	-	-	-	119,900
I A Renard	**2005**	**118,750**	-	-	**10,688**	-	-	-	**129,438**
Non-executive director	2004	107,500	-	-	9,675	-	-	-	117,175
M A Renshaw[2]	**2005**	**110,000**	-	-	**9,900**	-	-	-	**119,900**
Non-executive director	2004	-	-	-	-	-	-	-	-
K J Roberts	**2005**	**120,000**	-	-	**10,800**	-	-	-	**130,800**
Non-executive director	2004	105,000	-	-	9,450	-	-	-	114,450
A C Webster	**2005**	**117,500**	-	-	**10,575**	-	-	-	**128,075**
Non-executive director	2004	103,750	-	-	9,338	-	-	-	113,088
Total of all Directors	**2005**	**2,703,513**	**1,795,000**	**71,243**	**167,109**	-	**385,029**	**31,269**	**5,153,163**
	2004	2,015,009	658,500	82,280	137,215	-	105,719	92,500	3,091,223

[1] Mr J Akehurst commenced 1 April 2004

[2] Mr M A Renshaw commenced 20 July 2004

[3] As disclosed on page 4 of this Report under the section titled "Non-Executive Director Remuneration", non-executive directors participate in the NED Share Plan under which non-executive directors take at least 20% of their fees in the form of shares in the Company which are purchased on-market at prevailing share prices.

[4] As disclosed on page 5 of this Report under the section titled "Short-term Incentives", executive directors were entitled to receive one-off bonuses linked to meeting performance objectives relating to the successful integration of ZLB Behring.

Of the $1,300,000 cash bonus to Dr B A McNamee, $650,000 resulted from his annual performance as evaluated by the Board under the Company's performance management system and $650,000 was awarded in relation to the one-off Board approved ZLB Behring integration program.

Of the $495,000 cash bonus to A M Cipa, $275,000 was awarded as a result of his annual performance under the Company's performance management system as approved by the Board and $220,000 was awarded in relation to the one-off Board approved ZLB Behring integration program.

In relation to the ZLB integration bonus, the bonus was dependant upon achieving 95% of the earnings and cash flow integration targets based on integration metrics used by the Board to evaluate the Aventis Behring acquisition.

[5] The options and rights have been valued using a combination of the Binomial and Black Scholes option valuation methodologies as at the grant date adjusted for the probability of performance hurdles being achieved. This valuation was undertaken by PricewaterhouseCoopers.

The amounts disclosed in remuneration have been determined by allocating the value of the options and performance rights evenly over the period from grant date to vesting date in accordance with applicable accounting standards. As a result, the current year includes options that were granted in prior years and therefore disclosed as part of the executive director's remuneration in prior years using the grant date basis of measurement.

82-3785

Specified Executive Remuneration – Audited Section

		Primary			Post employment		Equity		
		Cash salary and fees[1,2]	Cash Bonus[1,3]	Non-Monetary Benefits	Super-annuation[1]	Retirement Benefits	Performance Rights[4]	Options[4]	Total
		$	$	$	$	$	$	$	$
Specified Executives									
P Turner	**2005**	**946,377**	**762,440**	**4,172**	**78,260**	-	**83,514**	**200,002**	**2,074,765**
President - ZLB Behring (based in United States)	2004	745,385	403,056	-	40,823	-	16,351	270,546	1,476,161
C Armit	**2005**	**381,966**	**124,500**	**62,895**	**33,160**	-	**47,121**	**160,066**	**809,708**
President - CSL Pharmaceutical (based in Australia)	2004	369,544	160,000	-	28,800	-	10,326	228,524	797,194
P Bordonaro	**2005**	**368,755**	**120,000**	**29,650**	**30,783**	-	**68,085**	**31,269**	**648,542**
General Manager - CSL Bioplasma (based in Australia)	2004	324,883	105,900	23,647	27,512	-	18,617	92,500	593,059
A Cuthbertson	**2005**	**324,772**	**105,000**	**53,614**	**24,747**	-	**37,166**	**173,777**	**719,076**
Chief Scientific Officer (based in Australia)	2004	290,000	72,500	10,987	-	-	7,852	193,165	574,504
P Turvey	**2005**	**366,197**	**294,000**	**31,859**	**48,740**	-	**58,319**	**126,414**	**925,529**
Company Secretary and General Counsel (based in Australia)	2004	295,392	101,100	20,558	40,440	-	9,435	170,013	636,938
K Milroy	**2005**	**392,405**	**258,566**	**23,495**	**33,913**	-	**20,896**	**82,156**	**811,431**
General Manager - Human Resource (based in United States)	2004	263,063	145,801	19,425	32,935	-	410	166,518	628,152
T Giarla	**2005**	**481,889**	**1,574,604**	**9,663**	**29,382**	-	**20,747**	**98,628**	**2,214,913**
President - JRH Biosciences (based in United States)	2,004	384,809	182,252	34,307	15,421	-	-	169,800	786,589
A Martinez	**2005**	**397,795**	**418,082**	-	**25,533**	-	**25,219**	-	**866,629**
Executive Vice President - Commercial Development (based in United States)	2004	102,830	105,648	-	5,246	-	495	-	214,219
M Sontrop	**2005**	**534,478**	**427,700**	**2,725**	**45,652**	-	**21,976**	**66,836**	**1,099,367**
Senior Vice President and Managing Director - Marburg (based in Germany)	2004	385,656	213,776	-	34,762	-	431	146,378	781,003
H Strenger	**2005**	**1,311,049**	**239,705**	-	**26,750**	-	**10,088**	-	**1,587,592**
Vice President and General Manager - Japan - ZLB Behring (based in Japan)	2004	162,532	299,159	-	6,947	-	198	-	468,836
Total Specified Executives	**2005**	**5,505,683**	**4,324,597**	**218,073**	**376,920**	-	**393,131**	**939,148**	**11,757,552**
	2004	3,324,094	1,789,192	108,924	232,886	-	64,115	1,437,444	6,956,655

[1] Cash salary and fees, cash bonuses and superannuation paid in foreign currency have been converted to Australian dollars at the average exchange rate for the year ended 30 June 2005. Both the amount of remuneration and any movement in comparison to prior years may be influenced by changes in the respective currency exchange rates.

[2] Certain specified executives receive specific allowances in connection with the Company's expatriate remuneration policies as follows:

		Fixed Base Salary	Expatriate Allowances	Total Cash salary
	$	$	$	$
Specified Executives				
P Turner	**2005**	846,928	**99,449**	**946,377**
K Milroy	**2005**	299,788	**92,617**	**392,405**
M Sontrop	**2005**	411,136	**123,342**	**534,478**
H Strenger	**2005**	600,686	**710,363**	**1,311,049**

Mr H Strenger's cash salary and fees includes payments relating to particular expatriate arrangements resulting from his previous contractual rights with Aventis Behring and the transition to CSL's expatriate policies.

[3]Included in cash bonuses are the following ZLB integration bonuses to key executives of the integration team: P Turner $381,220; P Turvey $126,000; K Milroy $137,902; A Martinez $198,897 and M Sontrop $210,209.

T Giarla was entitled to receive a USD 300,000 non-compete payment (effective for up to 2 years) relating to the sale of JRH Biosciences and was also entitled to receive a USD 300,000 sign-on fee on entering into an employment agreement with CSL in lieu of further entitlements in connection with the sale of JRH Biosciences.

[4] The options and rights have been valued using a combination of the Binomial and Black Scholes option valuation methodologies as at the grant date adjusted for the probability of performance hurdles being achieved. This valuation was undertaken by PricewaterhouseCoopers.

The amounts disclosed have been determined by allocating the value of the options and performance rights evenly over the period from grant date to vesting date in accordance with applicable accounting standards. As a result, the current year includes options that were granted in prior years and disclosed as part of the executive's remuneration in prior years using the grant date basis of measurement.

Executive Director and Specified Executives
Fixed and Performance Remuneration Components

Remuneration Components as a Proportion of Total Remuneration	Fixed Remuneration (not linked to company performance[1]	Performance Related Remuneration				Total
		Cash Based	Equity Based			
		STI[2]	Performance Shares	Performance Options	Total[3]	
Executive Directors						
B A McNamee	47%	45%	8%	0%	53%	100%
A M Cipa	45%	41%	11%	3%	55%	100%
Specified Executives						
P Turner	50%	37%	4%	9%	50%	100%
C Armit	59%	15%	6%	20%	41%	100%
P Bordonaro	66%	19%	10%	5%	34%	100%
A Cuthbertson	56%	15%	5%	24%	44%	100%
P Turvey	48%	32%	6%	14%	52%	100%
K Milroy	55%	32%	3%	10%	45%	100%
T Giarla	24%	71%	1%	4%	76%	100%
A Martinez	49%	48%	3%	0%	51%	100%
M Sontrop	53%	39%	2%	6%	47%	100%
H Strenger	84%	15%	1%	0%	16%	100%

[1]Remuneration not linked to company performance means fixed remuneration as outlined in the section "Executive Remuneration Structure" on page 4 of this Report and comprises cash salary, superannuation and non monetary benefits (interest on loans).

As stated under the section "Fixed Remuneration" on page 4 of this Report, any recommendations concerning senior executive fixed remuneration levels are significantly influenced by the executive's performance as assessed under the Company's performance management system.

[2] Cash based STI includes any payments based on the executive's performance under the Company's performance management system as well as any payments pursuant to the specific one-off programs approved by the Board relating to the integration of ZLB Behring and the JRH Biosciences sale.

[3] The balance between fixed and performance related pay, the relationship between short-term and long-term incentive percentages has been significantly influenced during the financial year as a result of cash based short term incentive payments in connection with the integration of ZLB Behring and the sale of JRH Biosciences.

In addition, aside from foreign currency influences, relativities have also been affected by the grants of Performance Rights for certain executives being recognised in the 2004 financial accounts and the proposed grant of Performance Rights which will be recognised in the 2006 financial accounts.

Directors' Report

Director and Specified Executives Performance Remuneration

	Short term incentive [1]		Estimates of the maximum remuneration amounts which could be received under the 2005 equity grants in future years[2]			(A) Remuneration consisting of options[3]	(B) Value at grant date [4]	(C) Value at exercise date [5]	(D) Total of columns (B) to (C)
	Percentage Awarded[1]	Percentage Not Awarded[1]	2006	2007	2008	%	$	$	$
Executive Directors									
B A McNamee	100.0%	-	-	-	-	8%	-	1,692,000	1,692,000
A M Cipa	100.0%	-	-	-	-	14%	-	501,246	501,246
Specified Executives									
P Turner	100.0%	-	-	-	-	14%	-	153,186	153,186
C Armit	75.0%	25.0%	24,828	24,828	24,828	26%	24,960	1,427,200	1,452,160
P Bordonaro	75.0%	25.0%	-	-	-	15%	-	342,580	342,580
A Cuthbertson	75.0%	25.0%	-	-	-	29%	-	232,320	232,320
P Turvey	100.0%	-	-	-	-	20%	-	341,438	341,438
K Milroy	87.5%	12.5%	-	-	-	13%	-	219,940	219,940
T Giarla	100.0%	-	24,828	24,828	24,828	5%	24,960	454,320	479,280
A Martinez	100.0%	-	-	-	-	3%	-	-	-
M Sontrop	100.0%	-	-	-	-	8%	-	416,460	416,460
H Strenger	100.0%	-	-	-	-	1%	-	-	-

[1] Short term incentive awarded and not awarded relates to the period ended 30 June 2005 only.

As mentioned on page 5 of this Report under the section 'Short-term incentives", consistent with the philosophy of the short-term incentive percentage representing the potential short-term incentive is that performance under the performance management system is assessed in terms of the extent to which objectives are exceeded.

Accordingly, to be awarded 100% of short-term incentive, an executive is required to have exceeded all performance objectives. An executive who has obtained less than 100% of their incentive payment may have met all their objectives and exceeded some of their objectives but may not have exceeded all of the performance objectives.

[2] The balance between fixed and performance related pay and the relationship between long-term incentive pay and total remuneration has been significantly influenced during the financial year as a result of cash based short term incentive payments pursuant to the specific one-off programs approved by the Board in connection with the integration of ZLB Behring and the sale of JRH Biosciences.

In addition, relativities have also been affected by the grants of Performance Rights for certain executives being recognised in the 2004 financial accounts and the proposed grant of Performance Rights which will be recognised in the 2006 financial accounts.

[3] The maximum value has been determined at grant date and amortised in accordance with the applicable accounting standard requirements. The minimum value of the grant is $nil if the performance conditions are not satisfied. No options were granted during 2005.

[4] The value at grant date has been determined by the share price at the close of business on grant date less the option exercise price times by the number of options granted during 2005.

[5] The value at exercise date has been determined by the share price at the close of business on exercise date less the option exercise price times by the number of options exercised during 2005.

82-3785

Director and Specified Executives Options and Rights Holdings

Performance Rights

	Balance at 1 July 2004	Number Granted	Balance at 30 June 2005	Number Lapsed	Terms and Conditions for Performance Rights grants during 2005			
					Grant Date	Value per Right at Grant Date	First Exercise Date	Last Exercise Date
Executive Directors								
B A McNamee	70,000	-	70,000	-				
A M Cipa	40,000	-	40,000	-				
Specified Executives								
P Turner	24,800	-	24,800	-				
C Armit	8,400	6,000	14,400	-	25-Aug-04	$20.69	30-Sep-07	25-Aug-11
P Bordonaro	20,800	-	20,800	-				
A Cuthbertson	11,100	-	11,100	-				
P Turvey	17,100	-	17,100	-				
K Milroy	5,800	-	5,800	-				
T Giarla	-	6,000	6,000	-	25-Aug-04	$20.69	30-Sep-07	25-Aug-11
A Martinez	7,000	-	7,000	-				
M Sontrop	6,100	-	6,100	-				
H Strenger	2,800	-	2,800	-				
Total	**213,900**	**12,000**	**225,900**	-				

The Board has resolved to make grants of Performance Rights relating to the 2005 financial year subsequent to completing assessments under the Company's performance management system and annual reviews of executive remuneration levels. In relation to the 2004 financial year, grants of performance rights to a number of executive directors and specified executives were recognised in the 2004 financial statements. For this reason, only a small number of grants are being recognised this financial year.

SESOP and SESOP II Options

	Balance at 1 July 2004	Number Granted	Number Exercised	Number Lapsed	Balance at 30 June 2005	Number Vested
Executive Directors						
B A McNamee	100,000	-	100,000	-	-	-
A M Cipa	100,954	-	25,954	-	75,000	60,000
Specified Executives						
P Turner	185,192	-	10,192	-	175,000	80,000
C Armit	250,000	-	160,000	-	90,000	-
P Bordonaro	101,000	-	26,000	-	75,000	60,000
A Cuthbertson	135,000	-	48,000	-	87,000	-
P Turvey	125,924	-	25,924	-	100,000	40,000
K Milroy	84,000	-	14,000	-	70,000	21,000
T Giarla	139,500	-	36,000	-	103,500	72,000
M Sontrop	91,000	-	33,000	-	58,000	19,800
Total	**1,312,570**	-	**479,070**	-	**833,500**	**352,800**

In relation to the 2005 financial year, the Company used the CSL Performance Rights Plan approved by shareholders at the 2003 annual general meeting for long term incentive purposes. Accordingly, no options were issued under SESOP II during the financial year. The last grant of options under SESOP II was made in July 2003.

82-3785

Directors' Report

Director and Specified Executives
Shares on Exercise of Options and Rights

	Date Options Granted[1,2]	Number of shares	Paid $ per share	Unpaid $ per share
Executive Directors				
B A McNamee	Nov-1997	100,000	8.93	-
A M Cipa	Jul-1998	5,954	10.82	-
	Jul-1999	20,000	13.23	-
Specified Executives				
P Turner	Jul-1998	10,192	10.82	-
C Armit	Feb-2000	160,000	23.07	-
P Bordonaro	Jul-1998	6,000	10.82	-
	Jul-1999	20,000	13.23	-
A Cuthbertson	Feb-2000	48,000	21.01	-
P Turvey	Jul-1998	5,924	10.82	-
	Jul-1999	20,000	13.23	-
K Milroy	Jul-1999	14,000	13.23	-
T Giarla	Jul-1999	36,000	13.23	-
M Sontrop	Jul-1999	33,000	13.23	-
Total		**479,070**		

[1] For all of the Options granted, the time-related vesting criteria was 60% of the allocation after 3 years from grant date, 20% after 4 years from grant and the balance of 20% after 5 years from grant date.

[2] Refer to the table on page 12 of this Report for the balance of options and performance rights held by executive directors and specified executives subsequent to exercise of the options and performance rights as set out above.

Director and Specified Executives
Shareholding

	Balance at 1 July 2004	Options exercised during year	Other changes during year	Balance at 30 June 2005	Balance as of date of this Report
Directors					
B A McNamee	770,651	100,000	(527,140)	343,511	343,511
A M Cipa	8,468	25,954	(25,875)	8,547	8,547
P H Wade	28,490	-	2,420	30,910	31,267
J Akehurst	2,500	-	3,813	6,313	6,470
E A Alexander	5,215	-	1,301	6,516	6,673
I A Renard	5,342	-	1,031	6,373	6,530
M A Renshaw	-	-	659	659	816
K J Roberts	4,872	-	966	5,838	5,995
A C Webster	7,876	-	966	8,842	8,999
Specified Executives					
P Turner	2,050	10,192	-	12,242	12,242
C Armit	724	160,000	(49,814)	110,910	110,910
P Bordonaro	36,760	26,000	(36,000)	26,760	26,760
A Cuthbertson	30,379	48,000	(30,000)	48,379	48,379
P Turvey	30,734	25,924	(9,687)	46,971	46,971
K Milroy	31,304	14,000	(8,701)	36,603	36,603
T Giarla	40,500	36,000	(76,500)	-	-
A Martinez	-	-	121	121	121
M Sontrop	1,559	33,000	(32,704)	1,855	1,855
H Strenger	-	-	-	-	-
Total	**1,007,424**	**479,070**	**(785,144)**	**701,350**	**702,649**

Loans to Directors and Specified Executives

Details of the aggregate of loans to Directors and Specified Executives are as shown:

		Opening Balance $'000	Interest Charged $'000	Interest not charged $'000	Closing Balance $'000	Number in group 30 June 2005
Directors	**2005**	**1,882**	**71**	**71**	**941**	**2**
	2004	1,893	51	133	1,882	2
Specified executives	**2005**	**1,930**	**72**	**218**	**5,041**	**10**
	2004	1,587	28	137	1,930	6
Total Directors and	**2005**	**3,812**	**143**	**289**	**5,982**	**12**
Specifed Executives	2004	3,480	79	270	3,812	8

Details of individuals with loans above $100,000 in the reporting period are as follows:

	Balance at 1 July 2004 $'000	Interest Charged $'000	Interest not charged $'000	Balance at 30 June 2005 $'000	Highest owing in period
Directors					
B A McNamee	1,834	70	69	893	2,727
Specified Executives					
P Turner	-	3	4	110	110
C Armit	-	14	63	2,537	2,537
P Bordonaro	462	15	30	330	791
A Cuthbertson	155	15	54	1,008	1,008
P Turvey	397	16	32	593	726
K Milroy	381	8	23	463	463
T Giarla	536	-	10	-	1,012
M Sontrop	-	-	3	-	437

All of the loans relate to SESOP and SESOP II under which executive directors and specified executives were provided with loans to fund the exercise of options. SESOP was terminated by the Company and there are no longer any outstanding options under SESOP. No grants of options have been made under SESOP II since July 2003.

Loans to executive directors and specified executives relating to SESOP are interest free. Loans relating to SESOP II are charged interest at a concessional average rate of 2%. This is based on interest being charged equivalent to the after-tax cash amount of dividends on the underlying shares (excluding the impact of imputation and assuming a marginal income tax rate of 48.5%). The average commercial rate of interest during the year was 7%.

16. Other Transactions and Balances with Directors and Specified Executives

The directors and specified executives and their related entities have the following transactions with entities within the consolidated entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect the entity would have adopted if dealing at arm's length in similar circumstances:

- The Company has a number of contractual research relationships with the University of Melbourne of which Mr Ian Renard is the Chancellor and Miss Elizabeth Alexander is the Chair of the Finance Committee and a member of the Council.
- The parent entity made contributions during the financial year to the CSL Superannuation Plan. Dr B A McNamee is a shareholder of the Plan's trustee company, but not a member of the Plan.

17. Indemnification of Directors and Officers

During the financial year, the insurance and indemnity arrangements discussed below were in place concerning directors and officers of the consolidated entity:

The Company has entered into a Director's Deed with each director regarding access to Board papers, indemnity and insurance. Each Deed provides:

(a) an ongoing and unlimited indemnity to the relevant director against liability incurred by that director in or arising out of the conduct of the business of the Company or of a subsidiary (as defined in the Corporations Act) or in or arising out of the discharge of the duties of that director. The indemnity is given to the extent permitted by law and to the extent and for the amount that the relevant director is not otherwise entitled to be, and is not actually, indemnified by another person or out of the assets of a corporation, where the liability is incurred in or arising out of the conduct of the business of that corporation or in the discharge of the duties of the director in relation to that corporation;

(b) that the Company will maintain, for the term of each director's appointment and for seven years following cessation of office, an insurance policy for the benefit of each director which insures the director against liability for acts or omissions of that director in the director's capacity or former capacity as a director of the Company; and

(c) the relevant director with a right of access to Board papers relating to the director's period of appointment as a director for a period of seven years following that director's cessation of office. Access is permitted where the director is, or may be, defending legal proceedings or appearing before an inquiry or hearing of a government agency or an external administrator, where the proceedings, inquiry or hearing relates to an act or omission of the director in performing the director's duties to the Company during the director's period of appointment.

In addition to the Director's Deeds, Rule 146 of the Company's Constitution requires the Company to indemnify each "officer" of the Company and of each wholly owned subsidiary of the Company out of the assets of the Company "to the relevant extent" against any liability incurred by the officer in the conduct of the business of the Company or in the conduct of the business of such wholly owned subsidiary of the Company or in the discharge of the duties of the officer unless incurred in circumstances which the Board resolves do not justify indemnification.

For this purpose, "officer" includes a director, executive officer, secretary, agent, auditor or other officer of the Company. The indemnity only applies to the extent the Company is not precluded by law from doing so, and to the extent that the officer is not otherwise entitled to be or is actually indemnified by another person, including under any insurance policy, or out of the assets of a corporation, where the liability is incurred in or arising out of the conduct of the business of that corporation or in the discharge of the duties of the officer in relation to that corporation.

The Company paid insurance premiums of $1,065,095.83 in respect of a contract insuring each individual director of the Company and each full time executive officer, director and secretary of the Company and its controlled entities, against certain liabilities and expenses (including liability for certain legal costs) arising as a result of work performed in their respective capacities, to the extent permitted by law.

18. Auditor independence and non-audit services

The company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the company and/or the consolidated entity are important.

Details of the amounts paid or payable to the entity's auditor, Ernst & Young for non-audit services provided during the year are set out below. The directors, in accordance with the advice received from the Audit and Risk Management Committee, are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- all non-audit services have been reviewed by the Audit and Risk Management Committee to ensure that they do not impact the impartiality and objectivity of the auditor
- none of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditor's own work, acting in a management or a decision making capacity for the company, acting as an advocate for the company or jointly sharing economic risks and rewards.

A copy of the auditors' independence declaration as required under section 307C of the Corporations Act 2001 accompanies this Report.

Directors' Report

Ernst & Young and its related practices received or are due to receive the following amounts for the provision of non-audit services:

Completion audits in relation to the JRH business unit disposal	$508,103
Accounting advice and audit services in relation to AIFRS	$67,500
Compliance audits and advice	$46,764
	$622,367

19. Rounding

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) unless specifically stated otherwise under the relief available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

This report has been made in accordance with a resolution of directors.

Signed

Peter H Wade (Director)

Signed

Brian A McNamee (Director)
Melbourne

24 August 2005

82-3785

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Auditor's Independence Declaration to the Directors of CSL Limited

In relation to our audit of the financial report of CSL Limited for the financial year ended 30 June 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ivan Wingreen
Partner
24 August 2005

82-3785

CSL Limited and its controlled entities
Financial Report
for the year ended 30 June 2005

CSL Limited and its controlled entities

Statement of Financial Performance

for the year ended 30 June 2005

82-3785

	Notes	Consolidated Entity 2005 $000	Consolidated Entity 2004 $000	Parent Entity 2005 $000	Parent Entity 2004 $000
Sales revenue	2	**2,749,934**	1,650,196	**363,320**	416,593
Cost of sales		**1,686,776**	1,070,028	**169,872**	221,259
Gross profit		**1,063,158**	580,168	**193,448**	195,334
Other revenues	2	**502,976**	185,515	**33,471**	116,206
Research and development expenses		**145,721**	101,188	**59,192**	46,856
Selling and marketing expenses		**332,336**	146,433	**42,517**	44,374
General and administration expenses		**174,583**	131,029	**55,577**	38,190
Borrowing costs	3(b)	**41,640**	23,742	**387**	307
Other expenses - Net assets of discontinued operations sold	36	**178,548**	59,281	**-**	24,920
Other expenses	3(b)(i)	**51,366**	49,381	**-**	-
Profit from ordinary activities before income tax expense		**641,940**	254,629	**69,246**	156,893
Income tax expense relating to ordinary activities	4	**95,422**	35,004	**8,487**	36,553
Net profit attributable to members of CSL Limited	25	**546,518**	219,625	**60,759**	120,340
Net exchange difference on translation of financial statements of self-sustaining foreign operations	24	**(181,715)**	64,435	**-**	-
Share issue costs	23	**-**	(10,126)	**-**	(10,126)
Total revenues, expenses and valuation adjustments attributable to members of CSL Limited recognised directly in equity		**(181,715)**	54,309	**-**	(10,126)
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of CSL Limited	26	**364,803**	273,934	**60,759**	110,214

		Cents	Cents
Basic earnings per share	37	**278.85**	123.3
Diluted earnings per share	37	**277.50**	122.8

The above statement of financial performance should be read in conjunction with the accompanying notes.

CSL Limited and its controlled entities

Statement of Financial Position

for the year ended 30 June 2005

82-3785

	Notes	Consolidated Entity 2005 $000	Consolidated Entity 2004 $000	Parent Entity 2005 $000	Parent Entity 2004 $000
CURRENT ASSETS					
Cash assets	5	**723,842**	114,896	**461,769**	12,700
Receivables	6	**536,983**	532,196	**68,864**	43,265
Inventories	7	**946,583**	1,352,578	**59,451**	66,147
Other	8	**22,244**	31,860	**2,419**	3,894
Total Current Assets		**2,229,652**	2,031,530	**592,503**	126,006
NON-CURRENT ASSETS					
Receivables	9	**11,014**	6,489	**20,041**	305,109
Other financial assets	10	**19,578**	8,223	**1,232,905**	1,204,058
Property, plant and equipment	11	**769,143**	887,017	**261,402**	259,199
Deferred tax assets	12	**97,414**	77,644	**10,400**	9,825
Intangibles	13	**744,143**	859,870	**20,000**	20,000
Other	14	**3,352**	4,610	**-**	-
Total Non-Current Assets		**1,644,644**	1,843,853	**1,544,748**	1,798,191
TOTAL ASSETS		**3,874,296**	3,875,383	**2,137,251**	1,924,197
CURRENT LIABILITIES					
Payables	15	**398,555**	458,502	**543,936**	53,905
Interest-bearing liabilities	16	**21,861**	13,297	**-**	-
Current tax liabilities	17	**37,130**	26,903	**-**	21,960
Provisions	18	**75,171**	199,406	**17,848**	15,843
Total Current Liabilities		**532,717**	698,108	**561,784**	91,708
NON-CURRENT LIABILITIES					
Payables	19	**-**	3,314	**29,604**	-
Interest-bearing liabilities	20	**1,003,035**	851,033	**-**	-
Deferred tax liabilities	21	**106,814**	80,577	**33,968**	12,699
Provisions	22	**157,218**	168,309	**16,391**	20,712
Total Non-Current Liabilities		**1,267,067**	1,103,233	**79,963**	33,411
TOTAL LIABILITIES		**1,799,784**	1,801,341	**641,747**	125,119
NET ASSETS		**2,074,512**	2,074,042	**1,495,504**	1,799,078
EQUITY					
Contributed equity	23	**1,223,034**	1,502,417	**1,223,034**	1,502,417
Reserves	24	**(62,091)**	77,373	**22,824**	22,824
Retained profits	25	**913,569**	494,252	**249,646**	273,837
TOTAL EQUITY	26	**2,074,512**	2,074,042	**1,495,504**	1,799,078

The above statement of financial position should be read in conjunction with the accompanying notes.

CSL Limited and its controlled entities

Statement of Cash Flows

for the year ended 30 June 2005

82-3785

	Notes	Consolidated Entity 2005 $000	Consolidated Entity 2004 $000	Parent Entity 2005 $000	Parent Entity 2004 $000
Cash flows from Operating Activities					
Receipts from customers (inclusive of GST)		**2,698,158**	1,715,258	**369,640**	440,359
Payments to suppliers and employees (inclusive of GST)		**(2,073,331)**	(1,446,852)	**(291,294)**	(341,209)
Interest received		**16,954**	9,525	**12,384**	10,202
Income taxes paid		**(43,299)**	(45,764)	**(14,620)**	(25,842)
Borrowing costs		**(30,660)**	(25,173)	**(387)**	(307)
Net cash inflow from operating activities	34	**567,822**	206,994	**75,723**	83,203
Cash flows from Investing Activities					
Proceeds from sale of property, plant and equipment		**712**	413	**13**	45
Payments for property, plant and equipment		**(105,015)**	(79,591)	**(32,029)**	(31,611)
Payments for other investments		**(277)**	(635)	**(277)**	(635)
Payment for investment in controlled entities		**-**	-	**-**	(508,626)
Purchase of controlled entities, net of cash acquired	35	**-**	(772,870)	**-**	-
Payments for restructuring of acquired entities and businesses		**(83,967)**	(25,752)	**-**	-
Payments for onerous contracts		**(14,682)**	-	**-**	-
Net proceeds from the sale of business unit		**460,135**	161,627	**-**	100,109
Income tax on profit on sale of business unit		**(30,433)**	-	**(20,624)**	-
Payments for intellectual property		**(9,001)**	(8,123)	**-**	-
Net cash inflow/(outflow) from investing activities		**217,472**	(724,931)	**(52,917)**	(440,718)
Cash flows from Financing Activities					
Proceeds from issue of shares	23	**16,970**	554,304	**16,970**	554,304
Payments for shares bought back	23	**(317,795)**	-	**(317,795)**	-
Payment of share issue costs		**-**	(10,126)	**-**	(10,126)
Dividends paid		**(63,508)**	(35,364)	**(63,508)**	(35,364)
Advances from/(to) controlled entities		**-**	-	**790,596**	(179,335)
Proceeds from borrowings		**268,617**	233,654	**-**	-
Repayment of borrowings		**(70,972)**	(200,466)	**-**	-
Net cash inflow/(outflow) from financing activities		**(166,688)**	542,002	**426,263**	329,479
Net increase/(decrease) in cash held		**618,606**	24,065	**449,069**	(28,036)
Cash at the beginning of the financial year		**110,343**	82,855	**12,700**	40,736
Exchange rate variations on foreign cash balances		**(9,198)**	3,423	**-**	-
Cash at the end of the financial year	34	**719,751**	110,343	**461,769**	12,700

The above statement of cash flows should be read in conjunction with the accompanying notes.

1 Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with. The financial report has been prepared in accordance with the historical cost convention.

(b) Changes in Accounting Policies.

The accounting policies adopted are consistent with those of the previous year.

(c) Principles of Consolidation

The consolidated financial statements are those of the consolidated entity, comprising CSL Limited (the parent entity) and all entities that CSL Limited controlled during the year and at balance date. CSL Limited and its controlled entities together are referred to in this financial report as the consolidated entity. All intercompany balances and transactions between entities in the consolidated entity, including any unrealised profits or losses, have been eliminated in full.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where there is loss of control of an entity, the consolidated financial statement of performance includes the results for the part of the reporting period during which control existed.

(d) Income Tax

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of being realised.

(e) Foreign Currency Translation

Transactions in foreign currencies of entities within the consolidated entity are converted to Australian currency at the rate of exchange ruling at the date of the transaction.

Amounts payable to and by the entities within the consolidated entity that are outstanding at the reporting date and are denominated in foreign currencies have been converted to Australian currency using rates of exchange ruling at the end of the financial year.

The assets, liabilities and equity of integrated foreign operations are translated using the temporal rate method. Any exchange difference arising through the use of the temporal method is taken directly to the statement of financial performance.

The assets, liabilities and equity of self-sustaining foreign operations are translated using the current rate method. Any exchange difference arising through the use of the current rate method is taken directly to the foreign currency translation reserve.

The exchange gains and losses arising on those foreign currency borrowings which are designated as hedges of self-sustaining controlled foreign entities are offset in the foreign currency translation reserve against the gains and losses arising on the translation of the net assets of those entities. These circumstances represent an effective natural hedge.

(f) Inventories

All inventories are stated at the lower of cost and net realisable value. Cost includes direct material and labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity.

(g) Acquisitions of Assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is measured as the fair value of consideration given at the date of acquisition plus costs directly attributable to the acquisition.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Where the consideration for an acquisition is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of acquisition and costs relative to the hedging transaction are deferred and included in the cost of acquisition.

Provisions for restructuring costs and related employee termination benefits are recognised as at the date of acquisition of an entity on the basis described in the accounting policy notes 1(n) and 1(x) respectively.

Where goodwill arises it is brought to account on the basis described in Note 1(l).

Where an entity is acquired and the fair value of the identifiable net assets acquired, including any liability for restructuring costs, exceeds the cost of acquisition, the difference represents a discount on acquisition. The discount on acquisition is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated.

1 Summary of Significant Accounting Policies (Cont.)

(h) Freehold Property, Plant and Equipment

Freehold land and buildings are recorded at deemed cost which is not in excess of the recoverable amount. Provision for depreciation of buildings has been made.

The consolidated entity is of the opinion that land and buildings are indivisible and constitute one class of asset. Land and buildings are disclosed separately in Note 11 to provide supplementary information regarding the depreciation of buildings in accordance with AASB 1041 Revaluation of Non-Current Assets.

Plant and equipment is stated at cost less depreciation or amortisation which is not in excess of the recoverable amount. Capital work in progress is stated at cost.

Property, plant and equipment, except freehold land, are depreciated over their economic lives on a straight line basis as follows:

Buildings	5 - 30 years
Plant and equipment	3 - 15 years
Leasehold improvements	5 - 10 years

(i) Recoverable Amount

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where carrying values exceed this recoverable amount assets are written down. In determining recoverable amount, the expected net cash flows have been discounted to their present value using a market determined, risk adjusted rate of 9.45%.

(j) Leasehold Improvements

The cost of improvements to leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement whichever is the shorter.

(k) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

Finance leases

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and recognised directly in net profit.

Surplus lease space

The liability of surplus lease space is the net future payments for surplus lease space under non-cancellable operating leases discounted at rates implicit in the leases.

(l) Goodwill

On acquisition of some or all of the assets of another entity, the identifiable net assets acquired are measured at their fair value. The excess of the fair value of the purchase consideration plus incidental expenses over the fair value of the identifiable net assets is brought to account as goodwill and is amortised on a straight line basis over the period of expected benefit which currently ranges from 10 to 20 years. The carrying value of goodwill is reviewed at each reporting date by the directors and written down where it is considered that the carrying amount exceeds the recoverable amount.

(m) Research and Development, Patents and Intellectual Property

Current expenditure on research and development and on patents is charged against profit from ordinary activities as incurred. Expenditure on equipment used in research and development activities is capitalised in property, plant and equipment and depreciated over its estimated useful life. Purchased intellectual property and other intangibles are carried at cost and amortised over the expected benefit, not exceeding 20 years. The carrying value of intellectual property and other intangibles is reviewed annually by the directors and written down where it is considered the carrying amount exceeds its recoverable amount.

82-3785

1 Summary of Significant Accounting Policies (Cont.)

(n) Provisions

Provisions are recognised when the consolidated entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

Dividends

A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

IBNR

The Incurred But Not Reported (IBNR) provision is determined on an actuarial basis as the present value of potential future payments, using statistics based on past experience and a judgemental assessment of relevant risk and probability factors. The liability covers claims incurred but not paid, incurred but not reported and the anticipated direct and indirect costs of settling those claims.

Restructuring

Liabilities for the cost of restructuring entities acquired are recognised as at the date of the acquisition of an entity, if the main features of the restructuring were planned and there was a demonstrable commitment to the restructuring at the acquisition date and this is supported by a detailed plan developed within three months of the acquisition or prior to the completion of the financial report, if earlier.

Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract.

The provision recognised is based on the excess of the estimated cash flows to meet the unavoidable costs under the contract over the estimated cash flows to be received in relation to the contract, having regard to the risks of the activities relating to the contract. The net estimated cash flows are discounted using market yields at balance date on national government guaranteed bonds with terms to maturity and currency that match, as close as possible, the expected future payments, where the effect of discounting is material.

(o) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sales revenue

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products external to the consolidated entity. Sales revenue is recognised when title to the goods has passed to the buyer.

Interest income

Interest income is recognised as it accrues.

Other revenue

Other revenue, including government grants, is recognised when the entitlement is confirmed.

(p) Cash and Cash Equivalents

Cash on hand and in banks and short-term deposits are stated at nominal value.

For the purpose of the statement of cash flows, cash includes cash on hand and at call deposits with banks or financial institutions and investments in money market instruments, net of bank overdrafts.

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

(q) Goods and Services Tax and other foreign equivalents (GST)

Revenues, expenses and assets are recognised net of GST except where the amount of GST incurred is not recoverable. Receivables and payables are stated at the GST inclusive amount.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities that are recoverable are classified as operating cash flows.

(r) Other Financial Assets

Interests in non-controlled entities or non-associated corporations are included in investments at the lower of cost or the recoverable amount.

(s) Receivables

Trade debtors are initially recorded at the amount of the contracted sale proceeds. Provision for doubtful debts is recognised to the extent that recovery of the outstanding receivable balance is considered no longer probable.

Other debtors and other receivables are recognised and carried at the nominal amount due. They are non-interest bearing and have various repayment terms.

1 Summary of Significant Accounting Policies (Cont.)

(t) Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Trade and other creditors are non-interest bearing and have various repayment terms.

(u) Interest-Bearing Liabilities

Bank and other loans are carried on the statement of financial position at their principal amount. Interest is charged as an expense as it accrues.

(v) Derivative Financial Instruments

The consolidated entity enters into forward exchange contracts where it agrees to sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contracts with committed future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against exchange rate movements.

(w) Borrowing Costs

Borrowing costs are expensed in the period in which they are incurred, except where they are included in the costs of qualifying assets, or ancillary costs associated with originating a loan. Any ancillary costs are amortised over the period of the loan.

(x) Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to reporting date. These benefits include wages and salaries, annual leave, long service leave and other post retirement benefits.

Employee benefits including on costs, expected to be settled within one year together with benefits arising from wages and salaries and annual leave which will be settled after one year, have been measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. Long service leave and other post retirement benefits, including on costs, payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Employee benefits expenses and revenues are charged against profits on a net basis in their respective categories.

Defined Benefit Superannuation Plans

Contributions to defined benefit superannuation plans maintained by the consolidated entity are expensed in the year they are paid or become payable. Provisions are made for plans that are in net deficit.

Termination Benefits arising as a consequence of acquisitions

Liabilities for termination benefits relating to an acquired entity that arise as a consequence of acquisitions are recognised as at the date of acquisition if the main features of the terminations were planned and a valid expectation had been raised in those employees affected that the terminations would be carried out and this is supported by a detailed plan developed within three months of the acquisition or prior to the completion of the financial report, if earlier. These liabilities are disclosed in aggregate with other restructuring costs as a consequence of the acquisition.

(y) Equity-Based Compensation Schemes

Certain employees are entitled to participate in equity-based compensation schemes. Loans are provided to assist in the purchase of shares and options. The details of the schemes are described in Note 28.

No remuneration expense is recognised in respect of issues made through the equity-based compensation schemes. Amounts outstanding on employee share loans are included in non current receivables.

82-3785

		Notes	Consolidated Entity 2005 $000	Consolidated Entity 2004 $000	Parent Entity 2005 $000	Parent Entity 2004 $000
2	**Revenue from Ordinary Activities**					
	Sales revenue		**2,749,934**	1,650,196	**363,320**	416,593
	Other revenue					
	Interest received/receivable					
	Other persons and/or corporations		**17,061**	9,461	**11,584**	8,825
	Controlled entities		**-**	-	**923**	1,298
	Specified directors and executives		**143**	79	**143**	79
	Dividend revenue					
	Controlled entities		**-**	-	**16,331**	2,035
	Proceeds from sale of property, plant and equipment		**712**	413	**13**	45
	Net Proceeds from sale of business unit	36	**458,246**	161,627	**-**	100,109
	Rent		**940**	389	**940**	389
	Royalties		**20,016**	9,393	**306**	180
	Other		**5,858**	4,153	**3,231**	3,246
	Total other revenues		**502,976**	185,515	**33,471**	116,206
	Total revenue from ordinary activities		**3,252,910**	1,835,711	**396,791**	532,799

3 **Operating Profit**

Profit from ordinary activities before income tax includes the following specific net gains and expenses:

	Notes	Consolidated Entity 2005 $000	Consolidated Entity 2004 $000	Parent Entity 2005 $000	Parent Entity 2004 $000
(a) Net gains/(losses)					
Net gain/(loss) on disposal of property, plant and equipment		**(1,994)**	(2,584)	**(67)**	(1,034)
Net gain on the disposal of business unit	36	**279,698**	102,346	**-**	75,189
Foreign exchange gains/(losses)		**1,074**	3,386	**980**	9,106
Foreign currency translation gains/(losses)		**(531)**	(159)	**-**	-
(b) Expenses					
Borrowing costs					
Interest paid/payable					
Other persons and/or corporations		**39,653**	22,768	**387**	307
Other borrowing costs		**1,987**	974	**-**	-
Total borrowing costs		**41,640**	23,742	**387**	307
Depreciation and amortisation of fixed assets					
Buildings depreciation		**11,875**	9,104	**3,836**	3,953
Plant and equipment depreciation		**102,755**	69,688	**25,910**	28,024
Leased property, plant and equipment amortisation		**3,907**	208	**-**	-
Leasehold improvements amortisation		**798**	2,004	**-**	-
Total depreciation and amortisation of fixed assets		**119,335**	81,004	**29,746**	31,977
Amortisation of intangibles					
Intellectual Property (i)		**5,802**	2,949	**-**	-
Goodwill (i)		**45,564**	46,042	**-**	-
Total amortisation of intangibles		**51,366**	48,991	**-**	-

(i) The functional expense classification of Other Expenses includes goodwill and intellectual property amortisation.

	Consolidated Entity 2005 $000	Consolidated Entity 2004 $000	Parent Entity 2005 $000	Parent Entity 2004 $000
Other charges against assets				
Doubtful debts	**2,528**	814	**(3)**	7
Writedown of inventory to net realisable value	**26,148**	20,156	**981**	3,855
Rental expenses relating to operating leases	**41,039**	36,975	**1,433**	2,610
Superannuation contributions – defined benefit fund	**11,879**	24,036	**2,336**	3,645

		Consolidated Entity		Parent Entity	
		2005	2004	**2005**	2004
		$000	$000	**$000**	$000
4	**Income Tax** The income tax expense for the financial year differs from the amount calculated on the profit. The differences are reconciled as follows:				
	Profit from ordinary activities before income tax expense	**641,940**	254,629	**69,246**	156,893
	Income tax calculated at 30%	**192,582**	76,389	**20,774**	47,068
	Tax effect of permanent differences				
	Non-deductible depreciation and amortisation	**12,090**	3,520	**279**	296
	Research and development	**(2,404)**	(2,308)	**(2,404)**	(2,308)
	Equity Raising costs	**(879)**	(879)	**(879)**	(879)
	Non-assessable capital gain	**(54,831)**	(5,684)	**-**	(5,684)
	Restructuring costs relating to acquisition of controlled entity	**(20,830)**	(36,032)	**-**	-
	Exempt dividends received	**-**	-	**(4,899)**	(610)
	Inventory cost base differences	**(72,908)**	(35,302)	**-**	-
	Sundry items	**(4,503)**	(1,590)	**(1,583)**	(1,436)
	Unrecognised deferred tax assets	**22,185**	15,041	**-**	-
	Effects of different rates of tax on overseas income	**16,991**	20,785	**-**	-
	Under/(Over) provision in prior year	**7,929**	1,064	**(2,801)**	106
	Income tax expense attributable to profit from ordinary activities	**95,422**	35,004	**8,487**	36,553
5	**Current Assets – Cash assets**				
	Cash at bank and on hand	**258,528**	112,478	**-**	12,700
	Cash deposits	**465,314**	2,418	**461,769**	-
		723,842	114,896	**461,769**	12,700
6	**Current Assets – Receivables**				
	Trade debtors	**502,325**	495,909	**29,673**	33,520
	Less: provision for doubtful debts	**4,170**	1,642	**497**	500
		498,155	494,267	**29,176**	33,020
	Sundry debtors	**38,828**	37,929	**15,089**	10,245
	Receivable – wholly owned controlled entities	**-**	-	**24,599**	-
		536,983	532,196	**68,864**	43,265
7	**Current Assets – Inventories**				
	Raw materials and stores – at cost	**196,939**	326,340	**11,922**	12,508
	Less: provision for diminution in value	**3,515**	3,851	**159**	424
	Raw materials and stores – net	**193,424**	322,489	**11,763**	12,084
	Work in progress – at cost	**539,361**	565,306	**18,673**	13,955
	Less: provision for diminution in value	**33,780**	16,924	**902**	309
	Work in progress – net	**505,581**	548,382	**17,771**	13,646
	Finished goods – at cost	**265,896**	490,397	**31,355**	41,202
	Less: provision for diminution in value	**18,318**	8,690	**1,438**	785
	Finished goods - net	**247,578**	481,707	**29,917**	40,417
		946,583	1,352,578	**59,451**	66,147

		Consolidated Entity		Parent Entity	
		2005 $000	2004 $000	**2005 $000**	2004 $000
8	**Current Assets – Other**				
	Prepayments	**22,244**	31,860	**2,419**	3,894
9	**Non-Current Assets – Receivables**				
	Related bodies corporate				
	Wholly owned controlled entities	**-**	-	**5,148**	294,909
	Partly owned controlled entities	**-**	-	**3,939**	3,939
	Loans to specified directors	**941**	1,882	**941**	1,882
	Loans to specified executives	**5,041**	1,930	**5,449**	1,930
	Loans to other employees	**5,032**	2,677	**4,564**	2,449
		11,014	6,489	**20,041**	305,109
10	**Non-Current Assets – Other financial assets**				
	Investments in non-controlled entities at cost	**4,698**	4,421	**4,698**	4,421
	Less: provision for diminution in value of investments	**-**	1,000	**-**	1,000
		4,698	3,421	**4,698**	3,421
	Managed Financial Assets	**11,868**	4,802	**-**	-
	Long Term Deposits	**3,012**	-	**-**	-
	Shares in controlled entities (refer Note 33)	**-**	-	**1,228,207**	1,200,637
		19,578	8,223	**1,232,905**	1,204,058
11	**Non-Current Assets – Property, Plant and Equipment**				
	Land at cost				
	Opening balance	**27,090**	27,101	**25,029**	25,029
	Additions	**809**			
	Disposals	**(1,607)**	(644)	**-**	-
	Additions through acquisition of controlled entities	**-**	654	**-**	-
	Currency translation differences	**(195)**	(21)	**-**	-
	Closing balance	**26,097**	27,090	**25,029**	25,029
	Buildings at cost				
	Opening balance	**206,448**	188,802	**71,215**	70,973
	Additions	**-**	193	**-**	-
	Disposals	**(5,159)**	(12,424)	**-**	-
	Additions through acquisition of controlled entities	**-**	23,978	**-**	-
	Transferred from capital work in progress	**12,695**	2,160	**9,948**	242
	Currency translation differences	**(17,331)**	3,739	**-**	-
	Closing balance	**196,653**	206,448	**81,163**	71,215
	Accumulated depreciation				
	Opening balance	**33,241**	24,825	**18,664**	14,711
	Depreciation for the year	**11,875**	9,104	**3,836**	3,953
	Disposals	**(1,221)**	(1,280)	**-**	-
	Currency translation differences	**(4,856)**	592	**-**	-
	Closing balance	**39,039**	33,241	**22,500**	18,664
	Net book value	**157,614**	173,207	**58,663**	52,551
	Net book value of land and buildings	**183,711**	200,297	**83,692**	77,580

		Consolidated Entity		Parent Entity	
		2005 $000	2004 $000	**2005 $000**	2004 $000
11	**Non-Current Assets – Property, Plant and Equipment (cont.)**				
	Leasehold improvements at cost				
	Opening balance	**11,687**	11,117	**168**	168
	Additions	**5,221**	237	**-**	-
	Disposals	**(13,234)**	(543)	**-**	-
	Additions through acquisition of controlled entities	**-**	-	**-**	-
	Transferred from capital in progress	**952**	1,358	**-**	-
	Currency translation differences	**(418)**	(482)	**-**	-
	Closing balance	**4,208**	11,687	**168**	168
	Accumulated amortisation				
	Opening balance	**5,575**	3,798	**168**	168
	Amortisation for the year	**798**	2,004	**-**	-
	Disposals	**(3,473)**	(186)	**-**	-
	Currency translation differences	**(618)**	(41)	**-**	-
	Closing balance	**2,282**	5,575	**168**	168
	Net book value of leasehold improvements	**1,926**	6,112	**-**	-
	Plant and equipment at cost				
	Opening balance	**909,382**	666,608	**431,207**	453,003
	Additions	**29,431**	9,111	**-**	-
	Disposals	**(57,175)**	(72,579)	**(1,270)**	(30,224)
	Additions through acquisition of controlled entities	**-**	241,486	**-**	-
	Transferred from capital work in progress	**82,424**	42,380	**56,296**	8,428
	Currency translation differences	**(79,725)**	22,376	**-**	-
	Closing balance	**884,337**	909,382	**486,233**	431,207
	Accumulated depreciation				
	Opening balance	**381,776**	364,055	**297,008**	294,761
	Depreciation for the year	**102,755**	69,688	**25,910**	28,024
	Disposals	**(27,670)**	(53,374)	**(1,190)**	(25,777)
	Currency translation differences	**(44,291)**	1,407	**-**	-
	Closing balance	**412,570**	381,776	**321,728**	297,008
	Net book value of plant and equipment	**471,767**	527,606	**164,505**	134,199
	Leased property, plant and equipment at cost				
	Opening balance	**33,046**	-	**-**	-
	Additions	**4,741**	-	**-**	-
	Disposals	**(731)**	-	**-**	-
	Additions through acquisition of controlled entities	**-**	30,645	**-**	-
	Currency translation differences	**(3,439)**	2,401	**-**	-
	Closing balance	**33,617**	33,046	**-**	-
	Accumulated amortisation				
	Opening balance	**214**	-	**-**	-
	Amortisation for the year	**3,907**	208	**-**	-
	Currency translation differences	**(380)**	6	**-**	-
	Closing balance	**3,741**	214	**-**	-
	Net book value of leased property, plant and equipment	**29,876**	32,832	**-**	-
	Capital work in progress				
	Opening balance	**120,170**	36,606	**47,420**	24,479
	Additions	**64,813**	70,050	**32,029**	31,611
	Additions through acquisition of controlled entities	**-**	53,675	**-**	-
	Transferred to buildings at cost	**(12,695)**	(2,160)	**(9,948)**	(242)
	Transferred to plant and equipment at cost	**(82,424)**	(42,380)	**(56,296)**	(8,428)
	Transferred to leasehold improvements at cost	**(952)**	(1,358)	**-**	-
	Currency translation differences	**(7,049)**	5,737	**-**	-
	Closing balance	**81,863**	120,170	**13,205**	47,420
	Total net book value of property, plant and equipment	**769,143**	887,017	**261,402**	259,199

11 Non-Current Assets – Property, Plant and Equipment (cont.)

Valuation of land and buildings

Land and buildings are valued every three years.

The most recent valuation of land and buildings was at 30 June 2005. The valuation of these land and buildings was on their fair market value based on existing use and showed an excess of $133,776,000 above their book value of $160,539,000. This independent valuation was carried out by Mr PR Dickinson, AAPI AREI, of CB Richard Ellis (V) Pty Ltd and was performed on all the groups properties with the exception of those acquired with the Aventis Behring acquisition in the prior year.

The land and buildings acquired through the Aventis Behring acquisition in the prior year were written down to their fair value at the date of the acquisition.

		Consolidated Entity		Parent Entity	
		2005 $000	2004 $000	**2005 $000**	2004 $000
12	**Non-Current Assets – Deferred tax assets**				
	Future income tax benefit	**97,414**	77,644	**10,400**	9,825

All future income tax benefits are attributable to timing differences. At 30 June 2005, the consolidated entity has unrecognised deferred tax assets in respect of tax losses carried forward of $62.1 million. (2004: $47.2 million).

This benefit for tax losses will only be obtained if:

(i) the consolidated entity derives future assessable income of a nature and an amount sufficient to enable the benefit from the deductions for the losses to be realised, and

(ii) the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation, and

(iii) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

13	**Non-Current Assets – Intangibles**				
	Goodwill at cost (i)	**849,163**	963,407	-	-
	Less: accumulated amortisation	**198,864**	178,027	-	-
		650,299	785,380	-	-
	Intellectual property	**84,411**	60,277	-	-
	Less: accumulated amortisation	**10,567**	5,787	-	-
		73,844	54,490	-	-
	Other intangibles	**20,000**	20,000	**20,000**	20,000
		744,143	859,870	**20,000**	20,000

(i) The foreign currency translation differences arising from the translation of self-sustaining foreign operation has decreased goodwill at cost by $100.8 million this financial year (2004: increased by $16.0 million).

14	**Non-Current Assets – Other**				
	Deferred borrowing costs	**3,352**	4,610	-	-
15	**Current Liabilities – Payables**				
	Trade creditors	**146,846**	232,413	**31,356**	26,236
	Accruals and other creditors	**251,709**	191,861	**23,441**	27,669
	Swap payable	-	34,228	-	-
	Payable – wholly owned controlled entities	-	-	**489,139**	-
		398,555	458,502	**543,936**	53,905
16	**Current Liabilities – Interest bearing liabilities**				
	Bank overdrafts - Unsecured	**4,091**	4,553	-	-
	Bank loans - Unsecured (refer Note 20(a))	**1,011**	1,363	-	-
	Deferred cash settlement for intangibles acquired - Unsecured (refer 20(e))	**8,283**	-		
	Lease liability - Secured (refer Note 20(f))	**1,756**	2,028	-	-
	Surplus lease space - Unsecured (refer Note 20(g))	**6,720**	5,353	-	-
		21,861	13,297	-	-

		Consolidated Entity		Parent Entity	
		2005 $000	2004 $000	**2005 $000**	2004 $000
17	**Current Liabilities – Tax liabilities**				
	Income tax	**37,130**	26,903	**-**	21,960
18	**Current Liabilities – Provisions**				
	Employee benefits (refer Note 28)	**47,198**	61,520	**16,717**	14,593
	Restructuring (i)	**23,319**	115,879	**-**	-
	Onerous contracts (ii)	**2,467**	17,420	**-**	-
	Other (iii)	**2,187**	4,587	**1,131**	1,250
		75,171	199,406	**17,848**	15,843

Restructuring

This provision is for restructuring in relation to and as a result of the prior acquisitions.

Onerous contracts

The provision recognised is based on the excess of the estimated cash flows to meet the unavoidable costs under certain contracts over the estimated cash flows to be received in relation to the contracts, having regard to the risks of the activities relating to the contracts. The net estimated cash flows are discounted using market yields at balance date on national government guaranteed bonds with terms to maturity and currency that match, as close as possible, the expected future payments, where the effect of discounting is material.

Movements

		Consolidated 2005	Consolidated 2004	Parent 2005	Parent 2004
(i)	Restructuring				
	Carrying amount at the beginning of the financial year	**115,879**	9,305	**-**	-
	Provision made on acquisition (refer Note 35)	**-**	115,360	**-**	-
	Additional provision	**5,014**	9,270	**-**	-
	Payments made	**(89,364)**	(25,752)	**-**	-
	Currency translation differences	**(8,210)**	7,696	**-**	-
	Carrying amount at the end of the financial year	**23,319**	115,879	**-**	-
(ii)	Onerous contracts				
	Carrying amount at the beginning of the financial year	**17,420**	-	**-**	-
	Payments made	**(13,371)**	-	**-**	-
	Provision acquired	**-**	15,970	**-**	-
	Currency translation differences	**(1,582)**	1,450	**-**	-
	Carrying amount at the end of the financial year	**2,467**	17,420	**-**	-
(iii)	Other				
	Carrying amount at the beginning of the financial year	**4,587**	340	**1,250**	456
	Additional provision	**2,053**	3,472	**1,277**	2,292
	Provision acquired	**-**	3,487	**-**	-
	Payments made	**(4,089)**	(2,712)	**(1,396)**	(1,498)
	Currency translation differences	**(364)**	-	**-**	-
	Carrying amount at the end of the financial year	**2,187**	4,587	**1,131**	1,250

		Consolidated 2005	Consolidated 2004	Parent 2005	Parent 2004
19	**Non-Current Liabilities – Payables**				
	Other creditors	**-**	3,314	**-**	-
	Payable – wholly owned controlled entities	**-**	-	**29,604**	-
		-	3,314	**29,604**	-

		Consolidated Entity		Parent Entity	
		2005	2004	**2005**	2004
		$000	$000	**$000**	$000
20	**Non-Current Liabilities – Interest bearing liabilities**				
	Bank loans - Unsecured (a)	**458,276**	236,172	**-**	-
	Vendor loans - Unsecured (b)	**-**	25,776	**-**	-
	Senior Unsecured Notes - Unsecured (c)	**327,225**	362,371	**-**	-
	Deferred cash settlement for subsidiary acquired - Unsecured (d)	**150,950**	158,146	**-**	-
	Deferred cash settlement for intangibles acquired - Unsecured (e)	**24,255**	16,245	**-**	-
	Lease liability - Secured (f)	**38,485**	43,174	**-**	-
	Surplus lease space - Unsecured (g)	**3,844**	9,149	**-**	-
		1,003,035	851,033	**-**	-

(a) The group has a global multi-currency facility of $A650 million. During the year, a 100 million Euro and 7.5 billion Yen were drawn down and a repayment of 22.5 million CHF also made. The facility expires in March 2007 and March 2009. Interest is payable semi-annually in arrears at a variable rate.

(b) A Swiss franc vendor loan was provided by Rotkreuzstiftung Zentrallaboratorium Blutspendedienst SRK as a deferred settlement of 22.5% of the purchase price for the assets of Rotkreuzstiftung Zentrallaboratorium. The loan balance was repaid on 30 June 2005.

Interest was fixed at 4.75% for the term of the loan.

(c) Represents USD250 million of Senior Unsecured Notes placed into the US Private Placement market. The Notes mature in December 2012 with interest fixed at 5.30% and 5.90%. Repayments are made biannually from December 2006 to December 2012.

(d) At reporting date, the company had a deferred cash settlement representing the present value of the remaining consideration payable for the acquisition of Aventis Behring, discounted at the prevailing commercial borrowing rate and payable in tranches as follows:-

Payment (USD)	Payment Date	Discount Rate
30 million	1 July 2006	3.79%
30 million	31 December 2006	4.29%
65 million	31 December 2007	4.66%

(e) The company has deferred cash settlements for consideration payable on the acquisition of intangibles, discounted at the incremental borrowing rate at the time of acquisition (ranging from 2% to 3.5%).

(f) Finance leases have an average lease term of 18 years. The average discount rate implicit in the lease is 6.37%.

(g) The liability of surplus lease space is the net future payments for surplus lease space under non-cancellable operating leases discounted at rates implicit in the leases. Refer to Note 31.

Refer to Note 34 for details on the total facilities available and drawn down.

21	**Non-Current Liabilities – Deferred tax liabilities**				
	Provision for deferred income tax	**106,814**	80,577	**33,968**	12,699
22	**Non-Current Liabilities – Provisions**				
	Claims provision including IBNR (i)	**5,745**	11,161	**5,745**	11,161
	Employee benefits (refer Note 28)	**138,690**	140,801	**10,646**	9,551
	Onerous contracts (ii)	**12,783**	16,347	**-**	-
		157,218	168,309	**16,391**	20,712

(i) Claims provision including IBNR

The Australian Government has indemnified CSL Limited for certain existing and potential claims made for personal injury and damage suffered through use of certain products manufactured by CSL Limited under government ownership. The indemnity covers AIDS and hepatitis related claims for blood products derived from Australian blood. The indemnity also covers CJD claims for human pituitary hormones (manufacture of which ceased in 1985) and claims for pertussis vaccines manufactured prior to June 1994.

(ii) Onerous contracts

Refer to Note 18 for description of provision.

		Consolidated Entity		Parent Entity	
		2005 $000	2004 $000	**2005 $000**	2004 $000
22	**Non-Current Liabilities – Provisions (cont.)**				
	Movements				
(i)	Claims provision including IBNR				
	Carrying amount at the beginning of the financial year	**11,161**	15,853	**11,161**	15,853
	Additional provision	**-**	308	**-**	308
	Provisions utilised	**(5,416)**	(5,000)	**(5,416)**	(5,000)
	Carrying amount at the end of the financial year	**5,745**	11,161	**5,745**	11,161
(ii)	Onerous contracts				
	Carrying amount at the beginning of the financial year	**16,347**	-	**-**	-
	Provision acquired	**-**	14,987	**-**	-
	Payment made	**(1,311)**	-	**-**	-
	Currency translation differences	**(2,253)**	1,360	**-**	-
	Carrying amount at the end of the financial year	**12,783**	16,347	**-**	-

23	**Contributed Equity**				
	Ordinary shares fully paid	**1,223,034**	1,502,417	**1,223,034**	1,502,417

	2005 Number of shares	2005 $000	2004 Number of shares	2004 $000
Movements in shares on issue:				
Opening balance	**196,448,377**	**1,502,417**	159,938,660	936,430
Shares issued on equity placement (a)	**-**	**-**	27,905,594	438,118
Shares issued to shareholders through participation in Share Purchase Plan (b)	**-**	**-**	7,041,824	110,556
Shares issued to employees through participation in SESOP II (d)	**985,210**	**15,628**	222,740	2,825
Shares issued to shareholders though participation in Dividend Reinvestment Plan (e)	**770,457**	**21,442**	1,229,417	23,197
Shares issued to employees through participation in GESP (f)	**68,326**	**1,342**	110,142	1,417
Share issue placement costs (a) and (b)	**-**	**-**	-	(10,126)
Share buy back, net of cost (c)	**(10,000,000)**	**(317,795)**	-	-
Balance at 30 June	**188,272,370**	**1,223,034**	196,448,377	1,502,417

(a) On 10 December 2003 the parent entity issued 27,905,594 fully paid shares at $15.70 per share for the purpose of enabling the consolidated entity to acquire Aventis Behring. Costs associated with the equity raising have been applied against contributed equity.

(b) On 26 February 2004 the parent entity issued 7,041,824 fully paid shares at $15.70 per share for the purpose of enabling the consolidated entity to acquire Aventis Behring. Costs associated with the equity raising have been applied against contributed equity.

(c) During March, April and May 2005, The Company purchased 10,000,000 ordinary shares on market as part of its ongoing capital management program. Of these 8,871,306 were cancelled prior to year end and 1,128,694 were cancelled after 30 June 2005. The buyback was approved by the Board on 22 February 2005. The shares were acquired at an average price of $31.76 per share, with prices ranging from $28.57 to $35.05. There is also an on market buy-back taking place subsequent to year end.

		Consolidated Entity 2005 $000	Consolidated Entity 2004 $000	Parent Entity 2005 $000	Parent Entity 2004 $000
23	**Contributed Equity (cont.)**				
(d)	Options exercised under SESOP II as disclosed at Note 28 during the year were as follows:				
	- 100,000 issued at $8.93	**893**	-	**893**	-
	- 58,310 issued at $10.82	**631**	-	**631**	-
	- 31,000 issued at $11.45	**-**	355	**-**	355
	- 179,000 issued at $12.19	**1,398**	784	**1,398**	784
	- 519,920 issued at $13.23	**5,192**	1,686	**5,192**	1,686
	- 68,000 issued at $20.84	**1,417**	-	**1,417**	-
	- 48,000 issued at $21.01	**1,008**	-	**1,008**	-
	- 160,000 issued at $23.07	**3,691**	-	**3,691**	-
	- 15,000 issued at $27.97	**420**	-	**420**	-
	- 28,720 issued at $34.04	**978**	-	**978**	-
		15,628	2,825	**15,628**	2,825
(e)	Shares issued to shareholders under the Dividend Reinvestment Plan were as follows:				
	- 770,457 issued at $27.83 on 14 October 2004	**21,442**	-	**21,442**	-
	- 482,802 issued at $22.30 on 27 April 2004	**-**	10,766	**-**	10,766
	- 746,615 issued at $16.65 on 17 October 2003	**-**	12,431	**-**	12,431
		21,442	23,197	**21,442**	23,197
(f)	Shares issued to employees under Global Employee Share Plan (GESP) as disclosed in Note 28 were as follows:				
	- 35,895 issued at $22.09 on 9 March 2005	**793**	-	**793**	-
	- 32,431 issued at $16.92 on 13 September 2004	**549**	-	**549**	-
	- 44,721 issued at $14.32 on 16 March 2004	**-**	640	**-**	640
	- 65,421 issued at $11.87 on 9 September 2003	**-**	777	**-**	777
		1,342	1,417	**1,342**	1,417

Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

		Consolidated Entity		Parent Entity	
		2005	2004	**2005**	2004
		$000	$000	**$000**	$000
24	**Reserves**				
	Composition				
	Asset revaluation reserve	**22,837**	22,837	**22,824**	22,824
	Foreign currency translation reserve	**(84,928)**	54,536	**-**	-
		(62,091)	77,373	**22,824**	22,824
	Foreign currency translation reserve movement				
	Opening balance	**54,536**	(5,941)	-	-
	Net exchange differences on translation of foreign controlled entities, net of hedge	**(181,715)**	64,435	-	-
	Transfer to retained profits on sale of business unit	**42,251**	(3,958)	-	-
	Closing balance	**(84,928)**	54,536	-	-

Nature and purpose of reserves

The Asset Revaluation Reserve is used to record increments and decrements in the value of non-current assets. The reserve can only be used to pay dividends in limited circumstances. All land and buildings previously revalued are now carried at a deemed cost.

The Foreign Currency Translation Reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining operations and exchange gains and losses arising on those foreign currency borrowings which are designated as hedges of self-sustaining controlled foreign entities.

25	**Retained Profits and Dividends**				
	Retained profits at the beginning of the financial year	**494,252**	329,372	**273,837**	212,200
	Transfer from foreign currency translation reserve on sale of business unit	**(42,251)**	3,958	**-**	-
	Dividends provided for or paid	**(84,950)**	(58,703)	**(84,950)**	(58,703)
	Net profit attributable to CSL Limited	**546,518**	219,625	**60,759**	120,340
	Retained profits at the end of the financial year	**913,569**	494,252	**249,646**	273,837
	Final ordinary dividend of 26 cents per share fully franked paid on 8 October 2004 (2004: 22 cents per share fully franked)	**51,249**	35,204	**51,249**	35,204
	Interim ordinary dividend of 17 cents per share fully franked paid on 15 April 2005 (2004: 12 cents per share fully franked)	**33,701**	23,499	**33,701**	23,499
		84,950	58,703	**84,950**	58,703
	Dividends not recognised at year end				
	In addition to the above dividends, since year end the directors have recommended the payment of a final dividend of 30 cents per share fully franked (2004: 26 cents per share fully franked) and a special dividend of 10 cents per share franked to 1.78 cents per share (2004: Nil). The aggregate amount of the proposed dividend, based on the number of shares on issue at the date of this report, is expected to be paid on 10 October 2005 out of retained profits at 30 June 2005, but not recognised as a liability	**73,538**	51,077	**73,538**	51,077
	Franking credit balance				
	The amount of retained profits and reserves that could be distributed as fully franked dividends from franking credits that exist or will arise after payment of income tax in the next year, excluding debits attaching to the final dividend not recognised at year end.				
	Class C – franked to 30%	**-**	47,070	**-**	44,687

	Consolidated Entity		Parent Entity	
	2005 $000	2004 $000	**2005 $000**	2004 $000
26 Equity				
Total equity at the beginning of the financial year	**2,074,042**	1,282,698	**1,799,078**	1,171,454
Total changes in equity recognised in the statement of financial performance	**364,803**	273,934	**60,759**	110,214
Transactions with owners as owners				
Contributed equity	**(279,383)**	576,113	**(279,383)**	576,113
Dividends	**(84,950)**	(58,703)	**(84,950)**	(58,703)
Total equity at 30 June	**2,074,512**	2,074,042	**1,495,504**	1,799,078

27 Related Parties Disclosures

Ultimate Controlling Entity

The ultimate controlling entity is CSL Limited.

Transactions with Related Parties in the wholly owned controlled group

The parent entity entered into the following transactions during the year with related parties in the consolidated entity:

. Loans were advanced and repayments received on the long term intercompany accounts;
. Interest was charged on outstanding intercompany loan account balances;
· Sales and purchases of products;
· Licensing of intellectual property;
· Provision of marketing services by controlled entities; and
· Management fees were received from a controlled entity.

The sales, purchases and other services were undertaken on commercial terms and conditions.

Payment for intercompany transactions is through the intercompany loan accounts which may be subject to extended payment terms.

Amounts payable to and receivable from parties in the wholly owned controlled entities are set out in the notes to the financial statements.

Ownership interests:

The ownership interests in related parties in the consolidated entity are disclosed in Note 33. All transactions with controlled entities have been eliminated on consolidation.

Transactions with Other Related Parties

During the year, the parent entity did not enter into any transactions with other related parties. Amounts payable to and receivable from other related parties are set out in the notes to the financial statements.

27 Related Parties Disclosures (cont.)

Directors and Executive Disclosures

The company has applied the exemption under Corporations Amendments Regulation 2005 which exempts listed companies from providing remuneration disclosures in relation to their specified directors and specified executives in their annual financial reports by Accounting Standard AASB1046 'Director and Executive Disclosures by Disclosing Entities'. These remuneration disclosures together with other disclosures in relation to AASB 1046 are provided in the Directors' Report designated as audited. The other disclosures required by AASB1046 that are included in the Directors' Report but are not exempted from being included in the Financial Report under Corporations Amendments Regulation 2005 are duplicated below.

Director and Specified Executives Options and Rights Holdings

Performance Rights

	Balance at 1 July 2004	Number Granted	Balance at 30 June 2005	Number Lapsed	Terms and Conditions for Performance Rights grants during 2005 Grant Date	Value per Right at Grant Date	First Exercise Date	Last Exercise Date
Executive Directors								
B A McNamee	70,000	-	70,000	-				
A M Cipa	40,000	-	40,000	-				
Specified Executives								
P Turner	24,800	-	24,800	-				
C Armit	8,400	6,000	14,400	-	25-Aug-04	$20.69	30-Sep-07	25-Aug-11
P Bordonaro	20,800	-	20,800	-				
A Cuthbertson	11,100	-	11,100	-				
P Turvey	17,100	-	17,100	-				
K Milroy	5,800	-	5,800	-				
T Giarla	-	6,000	6,000	-	25-Aug-04	$20.69	30-Sep-07	25-Aug-11
A Martinez	7,000	-	7,000	-				
M Sontrop	6,100	-	6,100	-				
H Strenger	2,800	-	2,800	-				
Total	**213,900**	**12,000**	**225,900**	**-**				

SESOP and SESOP II Options

	Balance at 1 July 2004	Number Granted	Number Exercised	Number Lapsed	Balance at 30 June 2005	Number Vested
Executive Directors						
B A McNamee	100,000	-	100,000	-	-	-
A M Cipa	100,954	-	25,954	-	75,000	60,000
Specified Executives						
P Turner	185,192	-	10,192	-	175,000	80,000
C Armit	250,000	-	160,000	-	90,000	-
P Bordonaro	101,000	-	26,000	-	75,000	60,000
A Cuthbertson	135,000	-	48,000	-	87,000	-
P Turvey	125,924	-	25,924	-	100,000	40,000
K Milroy	84,000	-	14,000	-	70,000	21,000
T Giarla	139,500	-	36,000	-	103,500	72,000
M Sontrop	91,000	-	33,000	-	58,000	19,800
Total	**1,312,570**	**-**	**479,070**	**-**	**833,500**	**352,800**

27 Related Parties Disclosures (cont.)

Directors and Executive Disclosures(cont.)

Director and Specified Executives Shares on Exercise of Options and Rights

	Date Option Granted	Number of shares	Paid $ per share	Unpaid $ per share
Executive Directors				
B A McNamee	November 1997	100,000	8.93	-
A M Cipa	July 1998	5,954	10.82	-
	July 1999	20,000	13.23	-
Specified Executives				
P Turner	July 1998	10,192	10.82	-
C Armit	February 2000	160,000	23.07	-
P Bordonaro	July 1998	6,000	10.82	-
	July 1999	20,000	13.23	-
A Cuthbertson	February 2000	48,000	21.01	-
P Turvey	July 1998	5,924	10.82	-
	July 1999	20,000	13.23	-
K Milroy	July 1999	14,000	13.23	-
T Giarla	July 1999	36,000	13.23	-
M Sontrop	July 1999	33,000	13.23	-
Total		**479,070**		

For all of the Options granted, the time-related vesting criteria was 60% of the allocation after 3 years from grant date, 20% after 4 years from grant and the balance of 20% after 5 years from grant date.

Director and Specified Executives Shareholding

	Balance at 1 July 2004	Options Exercised during year	Other changes during year	Balance at 30 June 2005	Balance as of date of this Report
Directors					
B A McNamee	770,651	100,000	(527,140)	343,511	343,511
A M Cipa	8,468	25,954	(25,875)	8,547	8,547
P H Wade	28,490	-	2,420	30,910	31,267
J Akehurst	2,500	-	3,813	6,313	6,470
E A Alexander	5,215	-	1,301	6,516	6,673
I A Renard	5,342	-	1,031	6,373	6,530
M A Renshaw	-	-	659	659	816
K J Roberts	4,872	-	966	5,838	5,995
A C Webster	7,876	-	966	8,842	8,999
Specified Executives					
P Turner	2,050	10,192	-	12,242	12,242
C Armit	724	160,000	(49,814)	110,910	110,910
P Bordonaro	36,760	26,000	(36,000)	26,760	26,760
A Cuthbertson	30,379	48,000	(30,000)	48,379	48,379
P Turvey	30,734	25,924	(9,687)	46,971	46,971
K Milroy	31,304	14,000	(8,701)	36,603	36,603
T Giarla	40,500	36,000	(76,500)	-	-
A Martinez	-	-	121	121	121
M Sontrop	1,559	33,000	(32,704)	1,855	1,855
H Strenger	-	-	-	-	-
Total	**1,007,424**	**479,070**	**(785,144)**	**701,350**	**702,649**

27 **Related Parties Disclosures (cont.)**

Directors and Executive Disclosures (cont.)

Loans to Directors and Specified Executives

Details of the aggregate of loans to Directors and Specified Executives are as shown:

		Opening Balance $'000	Interest Charged $'000	Interest not charged $'000	Closing Balance $'000	Number in group 30 June 2005
Directors	**2005**	**1,882**	**71**	**71**	**941**	**2**
	2004	1,893	51	133	1,882	2
Specified executives	**2005**	**1,930**	**72**	**218**	**5,041**	**10**
	2004	1,587	28	137	1,930	6
Total Directors and Specifed Executives	**2005**	**3,812**	**143**	**289**	**5,982**	**12**
	2004	3,480	79	270	3,812	8

Details of individuals with loans above $100,000 in the reporting period are as follows:

	Balance at 1 July 2004 $'000	Interest Charged $'000	Interest not charged $'000	Balance at 30 June 2005 $'000	Highest owing in period
Directors					
B A McNamee	1,834	70	69	893	2,727
Specified Executives					
P Turner	-	3	4	110	110
C Armit	-	14	63	2,537	2,537
P Bordonaro	462	15	30	330	791
A Cuthbertson	155	15	54	1,008	1,008
P Turvey	397	16	32	593	726
K Milroy	381	8	23	463	463
T Giarla	536	-	10	-	1,012
M Sontrop	-	-	3	-	437

All of the loans relate to SESOP and SESOP II under which executive directors and specified executives were provided with loans to fund the exercise of options. SESOP was terminated by the Company and there are no longer any outstanding options under SESOP. No grants of options have been made under SESOP II since July 2003.

Loans to executive directors and specified executives relating to SESOP are interest free. Loans relating to SESOP II are charged interest at a concessional average rate of 2%. This is based on interest being charged equivalent to the after-tax cash amount of dividends on the underlying shares (excluding the impact of imputation and assuming a marginal income tax rate of 48.5%). The average commercial rate of interest during the year was 7%.

Other Transactions and Balances with Directors and Specified Executives

The directors and specified executives and their related entities have the following transactions with entities within the consolidated entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect the entity would have adopted if dealing at arm's length in similar circumstances:

- The Company has a number of contractual research relationships with the University of Melbourne of which Mr Ian Renard is the Chancellor and Miss Elizabeth Alexander is the Chair of the Finance Committee and a member of the Council.

- The parent entity made contributions during the financial year to the CSL Superannuation Plan. Dr B A McNamee is a shareholder of the Plan's trustee company, but not a member of the Plan.

28 Employee Benefits

	Consolidated Entity		Parent Entity	
	2005 $000	2004 $000	**2005 $000**	2004 $000
Employee benefit liabilities:				
Provision for employee benefits - current (note 18)	**47,198**	61,520	**16,717**	14,593
Provision for employee benefits - non-current (note 22)	**138,690**	140,801	**10,646**	9,551
	185,888	202,321	**27,363**	24,144
The number of full time equivalents employed at 30 June	**6,474**	7,565	**1,253**	1,210

Employee Share Ownership Schemes

CSL Limited operates the following schemes:

Senior Executive Share Ownership Plan (SESOP)

The establishment of the SESOP plan was approved by special resolution at the annual general meeting of the Company on 15 August 1994.

Under the rules of SESOP, the parent entity has provided an interest free loan to each participant which was used to acquire the options. A receivable is included in the financial statements in Note 9. In the event of lapse, the parent entity has undertaken to acquire the options at an amount equal to the option price. This amount will be used to discharge the participants' loans. Options issued under SESOP ceased during the year ended 30 June 1997.

There are no longer any SESOP options outstanding however there are some interest free loans associated with exercised SESOP options remaining.

Revised Senior Executive Share Ownership Plan (SESOP II)

The establishment of the SESOP II plan was approved by special resolution at the annual general meeting of the Company on 20 November 1997.

Under the rules of SESOP II no loan is made to the recipients of options until the option is exercised. Consequently, no amounts are recorded in receivables until the option is exercised.

The options are issued for a term of seven years and begin to be exercisable after the third anniversary of the date of grant. The options cannot be transferred and are not quoted on the ASX.

Performance hurdles for both the consolidated entity and employees must be met before the options can be exercised. The exercise price is calculated using the weighted average price over the 5 days preceding the issue date of the option.

The following table summarises information about options outstanding at 30 June 2005:

Grant Date	No. of employees	Opening Balance	Granted	During the year: Exercised	Lapsed	Balance at 30 June 2005	Exercise Price	Expiry Date
SESOP II - 20 November 1997	1	100,000	-	100,000	-	-	$8.93	20-Nov-04
SESOP II - 14 July 1998	11	58,310	-	58,310	-	-	$10.82	14-Jul-05
SESOP II - 13 July 1999	27	392,480	-	392,480	-	-	$13.23	13-Jul-06
SESOP II - 16 November 1999	1	85,000	-	68,000	-	17,000	$20.84	16-Nov-06
SESOP II - 28 February 2000	1	60,000	-	48,000	-	12,000	$21.01	28-Feb-07
SESOP II - 9 February 2000	1	200,000	-	160,000	-	40,000	$23.07	9-Feb-07
SESOP II - 2 August 2000	28	612,700	-	28,720	25,000	558,980	$34.04	2-Aug-07
SESOP II - 20 June 2001	34	649,500	-	-	15,100	634,400	$37.54	20-Jun-08
SESOP II - 21 August 2001	3	90,000	-	-	-	90,000	$49.31	20-Aug-08
SESOP II - 23 August 2001	17	198,000	-	-	72,000	126,000	$37.54	22-Aug-08
SESOP II - 18 October 2001	1	5,000	-	-	-	5,000	$43.51	20-Aug-08
SESOP II - 10 December 2001	3	91,000	-	-	28,000	63,000	$49.94	9-Dec-08
SESOP II - 28 January 2002	1	20,000	-	-	-	20,000	$47.20	28-Jan-09
SESOP II - 23 July 2002	49	1,091,200	-	15,000	62,500	1,013,700	$27.97	23-Jul-09
SESOP II - 16 October 2002	1	30,000	-	-	-	30,000	$20.67	16-Oct-09
SESOP II - 1 July 2003	29	507,600	-	114,700	-	392,900	$12.19	1-Jul-10
Total		4,190,790		985,210	202,600	3,002,980		

28 Employee Benefits (cont.)

Senior Executive Share Ownership Plan (SESOP II)

The following table summarises information about options exercised by employees during the year ended 30 June 2005:

Number of Options	Grant Date	Exercise Date	Expiry Date	Exercise Price	Proceeds from shares issued	Number of shares issued	Issue date	Fair value of shares issued
42,426	14-Jul-1998	31-Aug-2004	14-Jul-2005	$10.82	$459,049	42,426	03-Sep-2004	$25.85
342,480	13-Jul-1999	31-Aug-2004	13-Jul-2006	$13.23	$4,531,010	342,480	03-Sep-2004	$25.85
100,000	20-Nov-1997	31-Aug-2004	20-Nov-2004	$8.93	$893,000	100,000	03-Sep-2004	$25.85
68,000	16-Nov-1999	31-Aug-2004	16-Nov-2006	$20.84	$1,417,120	68,000	03-Sep-2004	$25.85
48,000	28-Feb-2000	31-Aug-2004	28-Feb-2007	$21.01	$1,008,480	48,000	03-Sep-2004	$25.85
9,930	14-Jul-1998	17-Sep-2004	14-Jul-2005	$10.82	$107,443	9,930	20-Sep-2004	$29.75
19,200	01-Jul-2003	17-Sep-2004	01-Jul-2010	$12.19	$234,048	19,200	20-Sep-2004	$29.75
14,000	13-Jul-1999	17-Sep-2004	13-Jul-2006	$13.23	$185,220	14,000	20-Sep-2004	$29.75
48,000	01-Jul-2003	10-Dec-2004	01-Jul-2010	$12.19	$585,120	48,000	13-Dec-2004	$28.30
5,954	14-Jul-1998	23-Feb-2005	14-Jul-2005	$10.82	$64,422	5,954	28-Feb-2005	$31.99
36,000	13-Jul-1999	23-Feb-2005	13-Jul-2006	$13.23	$476,280	36,000	28-Feb-2005	$31.99
160,000	09-Feb-2000	23-Feb-2005	09-Feb-2007	$23.07	$3,691,200	160,000	28-Feb-2005	$31.99
47,500	01-Jul-2003	10-Mar-2005	01-Jul-2010	$12.19	$579,025	47,500	15-Mar-2005	$33.49
15,000	23-Jul-2002	10-Mar-2005	23-Jul-2009	$27.97	$419,550	15,000	15-Mar-2005	$33.49
28,720	02-Aug-2000	23-Mar-2005	02-Aug-2007	$34.04	$977,629	28,720	28-Mar-2005	$35.08
985,210					$15,628,596	985,210		

The following table summarises information about options exercised by employees during the year ended 30 June 2004:

Number of Options	Grant Date	Exercise Date	Expiry Date	Exercise Price	Proceeds from shares issued	Number of shares issued	Issue date	Fair value of shares issued
14,000	17-Mar-1998	19-Jul-2003	17-Mar-2005	$11.45	$160,300	14,000	22-Jul-2003	$13.82
9,000	17-Mar-1998	12-Oct-2003	17-Mar-2005	$11.45	$103,050	9,000	15-Oct-2003	$16.98
18,000	13-Jul-1999	04-Nov-2003	13-Jul-2006	$13.23	$238,140	18,000	07-Nov-2003	$17.52
40,500	13-Jul-1999	17-Jan-2004	13-Jul-2006	$13.23	$535,815	40,500	20-Jan-2004	$17.57
35,000	13-Jul-1999	28-Mar-2004	13-Jul-2006	$13.23	$463,050	35,000	31-Mar-2004	$20.98
35,000	01-Jul-2003	28-Mar-2004	01-Jul-2010	$12.19	$426,650	35,000	31-Mar-2004	$20.98
29,300	01-Jul-2003	12-Apr-2004	01-Jul-2010	$12.19	$357,167	29,300	15-Apr-2004	$23.20
33,940	13-Jul-1999	12-Apr-2004	13-Jul-2006	$13.23	$449,026	33,940	15-Apr-2004	$23.20
8,000	17-Mar-1998	12-Apr-2004	17-Mar-2005	$11.45	$91,600	8,000	15-Apr-2004	$23.20
222,740					$2,824,798	222,740		

The fair value of shares issued during the reporting period is considered to be the market price of shares of CSL Limited on the ASX as at the closing of trading on their respective issue dates.

28 Employee Benefits (cont.)

Employee Performance Rights Plan

The establishment of the Performance Rights Plan was approved by special resolution at the annual general meeting of the Company on 16 October 2003.

Unless otherwise determined by the Board, Performance Rights will be granted for no consideration payable by the employee. A Performance Right represents the right to subscribe for or acquire one share for either nil or monetary consideration not exceeding $1.00 per share.

A Performance Right may only be exercised when it has become a Vested Performance Right. Unvested Performance Rights cannot be exercised. Vested Performance Rights can be exercised from the date they become Vested Performance Rights until they lapse.

Performance Rights may become Vested Performance Rights if the Company satisfies specified Performance Hurdles during specified Performance Periods. The Performance hurdle is the Company's Total Shareholder Return (TSR) relative to the ASX top 100 index *(excluding commercial banks, oil and gas and selected metals and mining companies).*

The Performance Period is 3 years (or, if not fully met after 3 years, then 4 years or 5 years) with the Test Dates occurring at the end of Years 3, 4 and 5. The Performance Hurdles will 'cascade' so that a proportion of Performance Rights become Vested Performance Rights when a minimum target is reached, and the proportion will increase as performance exceeds the minimum target.

If, on any Test Date, the Company's performance does not place it above the 50th percentile, in terms of TSR ranking, none of the Performance Rights will vest. Where the Company is placed at or above the 75th percentile, all of the Performance Rights will vest. Between the 50th and 75th percentiles, the proportion of Performance Rights that will vest will increase on a straight line basis.

No loans are provided by the Company in relation to the grant of Performance Rights to, or exercise of Performance Rights by employees under the Performance Rights Plan.

The following table summarises information about performance rights outstanding and exercisable at 30 June 2005:

Grant Date	Opening Balance	During the year: Granted	Exercised	Lapsed	Balance at 30 June 2005	Exercise Price	Earliest Vesting Date	Expiry Date
16-Oct-2003	50,000	-	-	-	50,000	Nil	30-Sep-2006	27-Oct-2010
15-Dec-2003	153,000	-	-	(24,400)	128,600	Nil	30-Sep-2006	27-Oct-2010
28-Apr-2004	60,000	-	-	-	60,000	Nil	31-Mar-2007	31-Mar-2011
21-Jun-2004	132,300	-	-	-	132,300	Nil	31-Mar-2007	31-Mar-2011
29-Oct-2004	-	83,400	-	-	83,400	Nil	30-Sep-2007	25-Aug-2011
	395,300	83,400	-	(24,400)	454,300			

Global Employee Share Plan (GESP)

Global Employee Share Plan (GESP) also operates whereby employees make contributions from after tax salary up to a maximum of $3,000 per contribution period. The employees receive the shares at a 15% discount to the applicable market rate, as quoted on the ASX on the first day or the last day of the six month contribution period, whichever is lower.

29 Superannuation Plans

The consolidated entity sponsors a range of superannuation plans for its employees worldwide. Entities of the consolidated entity who operate benefit plans contribute to their respective plans in accordance with the Trust Deeds following receipt of actuarial advice.

The consolidated entity's defined benefit plans as at 30 June 2005 are as follows:-

Name of the plan	Type	Date of last assessment	Note
CSL Superannuation Plan (Australia)	Defined Benefit	30 June 2005	(a)
ZLB Bioplasma AG Pension Fund (Switzerland)	Defined Benefit	30 June 2005	(b)
ZLB Behring Pension Plan (US PP)	Defined Benefit	30 June 2005	(c)
ZLB Behring Union Pension Plan (US UPP)	Defined Benefit	30 June 2005	(c)
ZLB Behring GmbH Pension Plan, ZLB Pharma GmbH Pension Plan and ZLB Behring KG Pension Plan (Germany)	Defined Benefit	30 June 2005	(d)
ZLB Behring KK Retirement Allowance Plan (Japan)	Defined Benefit	30 June 2005	(e)

Details of the above superannuation plans as at the date of their last assessment are as follows:-

	Australia $000	Switzerland $000	US PP $000	US UPP $000	Germany $000	Japan $000	Total $000
Net market value of plan assets	26,040	193,688	62,158	44,055	-	-	325,941
Accrued benefits	(26,199)	(193,637)	(73,190)	(65,244)	(57,616)	(5,672)	(421,558)
	(159)	51	(11,032)	(21,189)	(57,616)	(5,672)	(95,617)
Amounts provided	159	-	11,032	21,189	57,616	5,672	95,668
Excess of plan assets and amounts provided over accrued benefits	-	51	-	-	-	-	51
Vested benefits	24,140	163,964	73,190	65,244	52,320	3,932	382,790

(a) The actuarial assessment of the CSL Superannuation Plan was performed by Mr P Shallue, BSc , FIAA of Mercer Benefit Services Pty Ltd on 30 June 2005.

(b) The actuarial assessment of the ZLB Bioplasma AG Pension Fund was performed by Mr M A Rothlisberger, Qualified Pension Actuary and Dr O Kern, Dipl. phys. ing. ETH of AON Chuard Consulting AG on 30 June 2005.

(c) The actuarial assessments of the ZLB Behring Pension Plan and ZLB Behring Union Pension Plan were performed by Mr T Billone, ASA and Mr C Chinici, EA of Buck Consultants on 30 June 2005.

(d) The actuarial assessment of the ZLB Behring GmbH Pension Plan, ZLB Pharma GmbH Pension Plan and ZLB Behring KG Pension Plan were performed by M Grünzig and F Tiede, certified actuaries of Höchster Pensions Benefits Services GmbH on 30 June 2005.

(e) The actuarial assessment of the ZLB Behring KK Retirement Allowance Plan was performed by Mr M Suzuki, Certified Pension Actuary, FIAJ, and Mr Z Watanabe, Certified Pension Actuary, FIAJ of Mercer Human Resource Consulting Ltd. on 30 June 2005.

		Consolidated Entity		Parent Entity	
		2005	2004	**2005**	2004
		$	$	**$**	$
30	**Remuneration of Auditors**				
	Amounts received, or due and receivable, for the audit and review of the financial reports of the parent entity and its controlled entities by				
	- Ernst & Young	**590,217**	608,000	**590,217**	608,000
	- Ernst & Young related practices	**2,391,655**	2,352,576	**-**	-
		2,981,872	2,960,576	**590,217**	608,000

Amounts received, or due and receivable, for the other services in relation to the parent entity and its controlled entities by:

- Ernst & Young [1]	**602,672**	326,200	**602,672**	326,200
- Ernst & Young related practices [2]	**19,695**	4,851,940	**-**	-
	622,367	5,178,140	**602,672**	326,200
	3,604,239	8,138,716	**1,192,889**	934,200

[1] Includes completion audits in relation to the JRH disposal, IAS Implementation advice and other compliance audits (2004 includes work on the Aventis Behring acquisition). Refer Directors' report for further details.

[2] Completion audits in relation to the JRH disposal (2004 includes financial due diligence in relation to the Aventis Behring acquisition). Refer Directors' report for further details.

		2005	2004	**2005**	2004
		$000	$000	**$000**	$000
31	**Commitments**				
	Capital Commitments				
	Estimated capital expenditure contracted for at balance date but not provided for in the financial statements, payable:				
	Not later than one year	**10,550**	32,295	**4,500**	9,985
	Later than one year but not later than five years	**-**	446	**-**	-
		10,550	32,741	**4,500**	9,985
	Lease Commitments				
	(i) ***Operating Leases***				
	Total lease expenditure contracted for at balance date but not provided for in the financial statements, payable:				
	Not later than one year	**31,889**	29,436	**1,433**	1,378
	Later than one year but not later than five years	**86,222**	112,241	**2,619**	1,176
	Later than five years	**132,268**	140,543	**378**	158
		250,379	282,220	**4,430**	2,712
	Representing				
	Non-cancellable operating leases	**250,379**	282,220	**4,430**	2,712

Operating leases entered into relate predominantly to leased land and rental properties. Rental payments are generally fixed, but with inflation escalation clauses on which contingent rentals are determined. No operating leases contain restrictions on financing or other leasing activities.

31 **Commitments (cont.)**

		Consolidated Entity		Parent Entity	
		2005	2004	**2005**	2004
		$000	$000	**$000**	$000
(ii)	***Finance Leases***				
	Not later than one year	**1,937**	1,912	**-**	-
	Later than one year but not later than five years	**8,374**	7,575	**-**	-
	Later than five years	**32,329**	37,877	**-**	-
	Total minimum lease payments	**42,640**	47,364	**-**	-
	- future finance charges	**(2,399)**	(2,162)	**-**	-
	- lease liability	**40,241**	45,202	**-**	-
	- current liability (refer note 16)	**1,756**	2,028	**-**	-
	- non-current liability (refer note 20)	**38,485**	43,174	**-**	-
		40,241	45,202	**-**	-
(iii)	***Total Lease Liability***				
	Total lease liability accrued for:				
	Current				
	- surplus lease space (refer note 16)	**6,720**	5,353	**-**	-
	- finance leases (refer note 16)	**1,756**	2,028	**-**	-
		8,476	7,381	**-**	-
	Non-Current				
	- surplus lease space (refer note 20)	**3,844**	9,149	**-**	-
	- finance leases (refer note 20)	**38,485**	43,174	**-**	-
		42,329	52,323	**-**	-
		50,805	59,704	**-**	-

32 **Contingent Assets and Liabilities**

Guarantees

Details and estimates of maximum amounts of contingent liabilities, classified in accordance with the party from whom the liability could arise for which no provisions are included in the financial statements, are as follows:

Parent entity guarantee of controlled entity borrowings	**-**	-	**818,897**	638,349
Bank guarantees	**23,186**	22,298	**4,045**	6,006
	23,186	22,298	**822,942**	644,355

As explained in Note 33, the parent entity has entered into a deed of cross guarantee in accordance with a class order issued by the Australian Securities and Investments Commission. The parent entity, and the controlled entities which are party to the deed, have guaranteed the repayment of all current and future creditors in the event that any of these companies are wound up.

Service Agreements

The maximum contingent liabilities for benefits under service agreements, in the event of an involuntary redundancy, is between 3 to 12 months. Agreements are held with the managing director and persons who take part in the management of the companies in the consolidated entity.

These contingent liabilities amount to:	**8,243**	8,493	**3,780**	3,363

32 Contingent Assets and Liabilities (cont.)

Contingent consideration on acquisitions

On 31 March 2004, the consolidated entity acquired the global plasma therapeutics business of Aventis Behring. The consideration included contingent payments. A cash payment or issue of shares (at CSL Limited's discretion) in the amount of USD 125 million will be required to be made by the consolidated entity if the fourth year ordinary share price of CSL Limited is above A$28 per share ('trigger price'). To satisfy this requirement, the volume weighted average share price of an ordinary share of CSL Limited must be above the trigger price for 20 consecutive trading days for the period starting from 1 October 2007 and ending on 31 March 2008.

A further cash payment or issue of shares (at CSL Limited's discretion) in the amount of USD 125 million will be required to be made by the consolidated entity if the fourth year ordinary share price of CSL Limited is above A$35 per share. The same requirement for the trigger price must be satisfied as mentioned above.

Litigation

The consolidated entity is currently involved in litigation with both Bayer and Baxter over alleged infringement of the consolidated entity's interest in the Freudenberg patent covering technology involved in the production of rFVIII. Bayer has filed a counter suit against the consolidated entity, claiming breach of the Helixate supply agreement. There is no guarantee that the consolidated entity will be successful in their defence of this patent. Bayer's counter suit against the consolidated entity represents a threat to the continued supply of Helixate from Bayer.

The consolidated entity is involved in other litigation in the ordinary course of business. The directors believe that future payment for any contingent liabilities in respect of litigation is remote. The consolidated entity has disclaimed liability for, and are vigorously defending, all current claims and actions that have been made.

33 Controlled Entities

	Country of incorporation	Percentage Owned		
		2005	2004	
		%	%	
Parent Entity:				
CSL Limited	Australia			
Controlled Entities of CSL Limited:				
JRH Biosciences Pty Ltd	Australia	**-**	100	(e)
Cervax Pty Ltd	Australia	**74**	74	
CSL (New Zealand) Limited	New Zealand	**100**	100	(a)
Iscotec AB	Sweden	**100**	100	(a)
CSL International Pty Ltd	Australia	**100**	100	
CSL Finance Pty Ltd	Australia	**100**	100	
CSL Denmark ApS	Denmark	**100**	100	(a)
ZLB Behring AG	Switzerland	**100**	100	(a)
ZLB GmbH	Germany	**100**	100	(a)
CSL UK Holdings Limited	England	**100**	100	(a)
JRH Biosciences Limited	England	**-**	100	(e)
ZLB Bioplasma UK Limited	England	**100**	100	(a)
ZLB Bioplasma Belgium sprl	Belgium	**-**	100	(a) (b)
ZLB Bioplasma Italy srl	Italy	**-**	100	(a) (c)
CSL US Inc	USA	**-**	100	(e)
JRH Biosciences Inc	USA	**-**	100	(e)
ZLB Holdings Inc	USA	**100**	100	(a)
ZLB Bioplasma (Hong Kong) Limited	Hong Kong	**100**	100	(a)
ZLB Behring LLC	USA	**100**	100	(a)
ZLB Bio-Services Inc.	USA	**-**	100	(a) (d)
ZLB Behring Sales Force Inc.	USA	**100**	100	(a)
ZLB Bioplasma Inc	USA	**100**	100	(a)
ZLB Behring Canada Inc.	Canada	**100**	100	(a)
ZLB Behring Brazil Comercio de Produtos Farmaceuticals Ltda	Brazil	**100**	100	(a)
ZLB Behring KK	Japan	**100**	100	(a)
Aventis Behring S.A. de C.V.	Mexico	**100**	100	(a)
ZLB Behring S.A.	France	**100**	100	(a)
ZLB Pharma GmbH	Germany	**100**	100	(a)
Aventis Behring Hispaniola S.A.	Dominican Republic	**-**	100	(f)
ZLB Behring Foundation for Research and Advancement of Patient Health	USA	**100**	100	(a)
ZLB Behring Verwaltungs GmbH	Germany	**100**	100	(a)
ZLB Behring Beteiligungs GmbH & Co KG	Germany	**100**	100	(a)
ZLB Plasma Services GmbH	Germany	**100**	100	(a)
ZLB Behring GmbH	Germany	**100**	100	(a)
ZLB Behring (Switzerland) AG	Switzerland	**100**	100	(a)
ZLB Behring GmbH	Austria	**100**	100	(a)
ZLB Behring S.A.	Spain	**100**	100	(a)
ZLB Behring A.B.	Sweden	**100**	100	(a)
ZLB Behring S.p.A.	Italy	**100**	100	(a) (c)
ZLB Behring N.V.	Belgium	**100**	100	(a) (b)
ZLB Behring Lda	Portugal	**100**	100	(a)
ZLB Behring MEPE	Greece	**100**	100	(a)
ZLB Behring Asia Pacific Limited	Hong Kong	**100**	100	(a)
ZLB Behring S.A.	Argentina	**100**	100	(a)
ZLB Behring Holdings Ltd.	England	**100**	100	(a)
ZLB Behring UK Ltd.	England	**100**	100	(a)

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements

Continued

33 Controlled Entities (cont.)

(a) Audited by affiliates of the parent entity auditors.
(b) ZLB Bioplasma Belgium sprl merged with ZLB Behring NV during the financial year, as a consequence 52% of the share capital of ZLB Behring NV is owned by CSL Denmark ApS.
(c) ZLB Bioplasma Italy srl merged with ZLB Behring S.p.A. during the financial year, as a consequence 3% of the share capital of ZLB Behring S.p.A is owned by CSL Denmark ApS.
(d) ZLB Bio-Services Inc merged with ZLB Bioplasma Inc during the year.
(e) Entity was sold on 28 February 2005.
(f) Entity dissolved during the year.

A deed of cross guarantee between CSL International Pty Ltd and CSL Limited was enacted on 20 June 1995 and relief was obtained from preparing financial statements of CSL International Pty Ltd under the ASIC Class Order. On 30 June 2003, an Assumption Deed was lodged with ASIC, which joins CSL Finance Pty Ltd and JRH Biosciences Pty Ltd as parties to the deed of cross guarantee. JRH Biosciences Pty Ltd was removed from the deed on its disposal from the group during the year. Under the deed, all entities guarantee to support the liabilities and obligations of each other. Financial information for the class order group comprising CSL Limited, CSL International Pty Ltd, CSL Finance Pty Ltd and JRH Biosciences Pty Ltd (until its disposal on 28 February 2005) is as follows:

Statement of Financial Performance	**2005**	2004
	$000	$000
Sales revenue	**403,201**	452,475
Cost of sales	**202,458**	253,290
Gross profit	**200,743**	199,185
Other revenues	**443,140**	134,159
Research and development expenses	**59,192**	46,856
Selling and marketing expenses	**43,132**	45,068
General and administration expenses	**43,847**	42,804
Borrowing costs	**23,807**	19,444
Carrying amount of net assets of discontinued operations sold	**261,678**	24,920
Profit from ordinary activities before income tax expense	**212,227**	154,252
Income tax expense relating to ordinary activities	**15,748**	35,753
Profit from ordinary activities after income tax expense	**196,479**	118,499
Set out below is a summary of movements in consolidated retained profits of the closed group:		
Retained profits at the beginning of the financial year	**461,246**	401,450
Net profit	**196,479**	118,499
Dividends provided for or paid	**(84,950)**	(58,703)
Retained profits at the end of the financial year	**572,775**	461,246

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements

Continued

33 Controlled Entities (cont.)

	2005	2004
	$000	$000
Statement of Financial Position		
CURRENT ASSETS		
Cash assets	**461,769**	12,561
Receivables	**50,951**	63,631
Inventories	**59,451**	93,753
Other	**2,419**	3,894
Total Current Assets	**574,590**	173,839
NON-CURRENT ASSETS		
Receivables	**456,876**	653,387
Other financial assets	**1,301,407**	1,534,091
Property, plant and equipment	**261,402**	259,993
Deferred tax assets	**10,400**	10,233
Intangibles	**20,000**	20,000
Total Non-Current Assets	**2,050,085**	2,477,704
TOTAL ASSETS	**2,624,675**	2,651,543
CURRENT LIABILITIES		
Payables	**138,221**	57,938
Tax liabilities	**-**	16,219
Provisions	**17,848**	15,622
Total Current Liabilities	**156,069**	89,779
NON-CURRENT LIABILITIES		
Payables	**1,328**	34,941
Interest bearing liabilities	**598,286**	489,681
Deferred tax liabilities	**33,968**	29,943
Provisions	**16,391**	20,712
Total Non-Current Liabilities	**649,973**	575,277
TOTAL LIABILITIES	**806,042**	665,056
NET ASSETS	**1,818,633**	1,986,487
EQUITY		
Contributed equity	**1,223,034**	1,502,417
Reserves	**22,824**	22,824
Retained profits	**572,775**	461,246
TOTAL EQUITY	**1,818,633**	1,986,487

		Consolidated Entity		Parent Entity	
	Notes	**2005 $000**	2004 $000	**2005 $000**	2004 $000
34 Statement of Cash Flows					
Reconciliation of Cash Assets and Non-Cash Financing and Investing Activities					
(i) Cash at the end of the year is shown in the statement of financial position as:					
Cash on hand	5	**258,528**	112,478	**-**	12,700
Cash deposits	5	**465,314**	2,418	**461,769**	-
Bank overdrafts	16	**(4,091)**	(4,553)	**-**	-
		719,751	110,343	**461,769**	12,700

(ii) Non-Cash Financing and Investing Activities

On 31 March 2004, the consolidated entity acquired the global plasma therapeutics business of Aventis Behring through the acquisition of 100% of the share capital of Aventis Behring LLC and Aventis Behring GmbH for $954.0 million. $146.5 million of the consideration amount represents deferred consideration at the date of acquisition.

Reconciliation of Profit from Ordinary Activities after Tax to Cash Flows from Operations

	Consolidated 2005 $000	Consolidated 2004 $000	Parent 2005 $000	Parent 2004 $000
Profit from ordinary activities after tax	**546,518**	219,625	**60,759**	120,340
Non-cash items in profit from ordinary activities				
Depreciation and amortisation	**170,701**	129,995	**29,746**	31,977
Loss on sale of property, plant and equipment	**1,994**	2,584	**67**	1,034
Amortisation of borrowing costs	**1,258**	974	**-**	-
Changes in assets and liabilities, net of the effects of purchase of controlled entities				
(Increase)/decrease in receivables	**(83,560)**	55,773	**(14,463)**	16,437
(Increase)/decrease in inventories	**157,972**	(33,268)	**6,696**	(7,882)
(Increase)/decrease in prepayments	**(3,147)**	(20,869)	**475**	(2,392)
(Increase)/decrease in tax assets	**(22,016)**	(18,651)	**(575)**	668
Increase/(decrease) in payables	**40,234**	(13,791)	**892**	(6,562)
Decrease in provisions	**(36,572)**	(20,924)	**(2,316)**	(5,271)
(Increase)/decrease in tax liabilities	**44,087**	7,892	**(5,558)**	10,043
	817,469	309,340	**75,723**	158,392
Less: Profit on sale of a business unit	**249,647**	102,346	**-**	75,189
Net cash inflow from operating activities	**567,822**	206,994	**75,723**	83,203

34 Statement of Cash Flows (cont.)

Financing Facilities

The consolidated entity has access to the following financing facilities with a number of financial institutions:

	Consolidated Entity			Parent Entity		
	Accessible $000	Drawn down $000	Unused $000	Accessible $000	Drawn down $000	Unused $000
June 2005						
Bank overdraft facility (b), (d)	**9,383**	**4,091**	**5,292**	**4,482**	**-**	**4,482**
Bank loan facilities (a), (d)	**658,514**	**459,287**	**199,227**	**-**	**-**	**-**
Total financing facilities (c)	**667,897**	**463,378**	**204,519**	**4,482**	**-**	**4,482**
June 2004						
Bank overdraft facility (b), (d)	9,140	4,553	4,587	4,587	-	4,587
Bank loan facilities (a), (d)	758,906	237,535	521,371	-	-	-
Total financing facilities (c)	768,046	242,088	525,958	4,587	-	4,587

(a) Drawn facilities expire in March 2007 and March 2009.

(b) No specific expiry date.

(c) The current/non-current allocation of loan facilities reflect the existing refinancing arrangements in place during the period.

(d) The bank loan and overdraft facilities have certain loan covenants attached to them. As at balance date, the consolidated entity was in compliance with these covenants.

Disposal of Controlled Entities and Businesses

On 28 February 2005, the consolidated entity disposed of the JRH business unit to Sigma-Aldrich Corporation. Details of the disposal are included in Note 36.

On 26 March 2004, the consolidated entity disposed of the Animal Health business unit. This business unit included Biocor Animal Health Inc. Details of the disposal are included in Note 36.

35 Acquisition of Controlled Entities and Businesses

On 31 March 2004, the consolidated entity acquired the global plasma therapeutics business of Aventis Behring through the acquisition of 100% of the share capital of Aventis Behring LLC and Aventis Behring GmbH for $954.0 million (US$717.9 million).

		Consolidated Entity	
		2005 $000	2004 $000
Consideration			
Cash		-	807,528
- Deferred Consideration		-	146,515
Total consideration		-	954,043
Fair value of net assets of consolidated entities acquired			
Current Assets	Cash	-	34,658
	Receivables	-	385,250
	Inventories	-	1,069,853
	Other	-	7,962
Non-current assets	Receivables	-	1,897
	Other financial assets	-	1,976
	Property, plant and equipment	-	470,403
	Deferred tax assets	-	37,784
Current liabilities	Payables	-	(254,855)
	Interest-bearing liabilities	-	(8,847)
	Provisions - Employee entitlements	-	(32,798)
	Provisions - Other	-	(19,457)
	Provision for restructuring (note 18)	-	(115,360)
Non-current liabilities	Interest-bearing liabilities	-	(47,999)
	Deferred tax liabilities	-	(46,493)
	Provisions - Employee entitlements	-	(122,147)
	Provisions - Other	-	(14,987)
		-	1,346,840
Discount on Acquisition		-	(392,797)
Total consideration		-	954,043
Outflow of cash to acquire consolidated entities and business			
Cash consideration		-	807,528
Cash acquired		-	(34,658)
		-	772,870

Contingent consideration

On 31 March 2004, the consolidated entity acquired the global plasma therapeutics business of Aventis Behring. The consideration included contingent payments. A cash payment or issue of shares (at CSL Limited's discretion) in the amount of USD 125 million will be required to be made by the consolidated entity if the fourth year ordinary share price of CSL Limited is above A$28 per share ('trigger price'). To satisfy this requirement, the volume weighted average share price of an ordinary share of CSL Limited must be above the trigger price for 20 consecutive trading days for the period starting from 1 October 2007 and ending on 31 March 2008.

A further cash payment or issue of shares (at CSL Limited's discretion) in the amount of USD 125 million will be required to be made by the consolidated entity if the fourth year ordinary share price of CSL Limited is above A$35 per share. The same requirement for the trigger price must be satisfied as mentioned above.

36 Discontinued Operation

Disposal of JRH Biosciences

On 28 February 2005 the consolidated entity disposed of the JRH business unit to Sigma-Aldrich Corporation. The disposal included 100% of the voting shares in CSL US Inc, JRH Biosciences Limited and JRH Biosciences Pty Ltd. CSL US Inc was the owner of JRH Biosciences Inc.

The net gain from the sale of the JRH Business was as follows:

	Consolidated 2005 $000
Net proceeds from the sale of the JRH business unit	458,246
Written down value of assets sold and liabilities settled	(178,548)
Net gain on sale before tax	279,698
Attributable income tax expense	(30,051)
Net gain on sale after tax	249,647

The carrying amounts of total assets to be disposed and total liabilities settled were as follows:

Total Assets	199,842
Total Liabilities	21,294
Net Assets	178,548

Financial Performance Information

The financial performance of the business unit for the year ended 30 June 2005 is as follows:

	2005 $000
Revenue from ordinary activities	141,327
Expenses from ordinary activities	119,387
Profit from ordinary activities before income tax	21,940
Income tax expense relating to ordinary activities	7,378
Profit from ordinary activities after income tax	14,562

Cash flows during the year

Net cash flows from operating activities	(12,826)
Net cash flows from investing activities	(14,868)
Net cash flows from financing activities	48,709
Net cash inflows	21,015

36 Discontinued Operation (cont.)

Disposal of Animal Health Business Unit

On 26 March 2004, the consolidated entity disposed of the Animal Health business unit to Pfizer Inc. The disposal included the sale of assets in Australia and New Zealand and the disposal of 100% of the voting share capital of Biocor Animal Health Inc. in the USA.

The net gain from the sale of the Animal Health business was as follows:

	Consolidated 2004 $000
Net proceeds from the sale of the Animal Health business unit	161,627
Written down value of assets sold and liabilities settled	(59,281)
Net gain on sale before tax	102,346
Attributable income tax expense	(27,035)
Net gain on sale after tax	75,311

The carrying amounts of total assets to be disposed and total liabilities settled were as follows:

Total Assets	61,710
Total Liabilities	2,429
Net Assets	59,281

Financial Performance Information

The financial performance of the business unit for the year ended 30 June 2004 is as follows:

	2004 $000
Revenue from ordinary activities	54,286
Expenses from ordinary activities	(49,663)
Profit from ordinary activities before income tax	4,623
Income tax expense relating to ordinary activities	(374)
Profit from ordinary activities after income tax	4,249
Cash flows during the year	
Net cash flows from operating activities	6,940
Net cash flows from investing activities	(594)
Net cash flows from financing activities	(4,127)
Net cash inflows	2,219

37 Earnings Per Share

The following reflects the income and share information used in the calculation of basic and diluted earnings per share:

	Consolidated Entity	
	2005 $000	2004 $000
Earnings used in calculating basic earnings per share	**546,518**	219,625
	Number of shares	
Weighted average number of ordinary shares used in the calculation of basic eamings per share:	**195,988,194**	178,174,322
Effect of dilutive securities:		
Share options	**957,127**	680,869
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	**196,945,321**	178,855,191

Conversions, calls, subscription or issues after 30 June 2005

Since the end of the financial year, no ordinary shares have been issued.

There have been no other conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

38 Segment Information

Defined business segments	**Products/services**
Total Human Health	Develops, manufactures and markets biopharmaceutical products to the human health industry.
Biosciences	Develops, manufactures and markets cell culture reagents used in the manufacture of vaccines, biopharmaceuticals and gene therapy products.

The Human Health business segment has been further broken down into ZLB Behring and Other Human Health to assist with external analysis of the financials. Other Human Health includes CSL Pharmaceutical and CSL Bioplasma.

Geographical Segments

The consolidated entity operates predominantly in three segments, being Australasia/Asia Pacific, Americas and EMEA. The geographic segment of Australasia/Asia Pacific comprises Australia, New Zealand and Asia. The geographic segment of Americas includes USA, Canada and South America. The geographic segment of EMEA includes Europe, Middle East and Africa.

Segment Accounting Policies

The consolidated entity accounts for intersegment sales and transfers as if the sales or transfers were to third parties at current market prices.

Segment accounting policies are the same as the consolidated entity's policies described in Note 1. During the financial year, there were no changes in segment accounting policies that had a material effect on the segment information.

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements

Continued

38 Segment Information (cont.)

Business segments	ZLB Behring $000	Other Human Health $000	Total Human Health* $000	Biosciences $000	Eliminations $000	Consolidated $000
2005						
External sales	2,195,196	413,769	2,608,965	140,969	-	2,749,934
Other external revenue	22,810	3,038	25,848	-	-	25,848
Intersegment revenue	26,561	87	78	358	(436)	-
Segment revenue	2,244,567	416,894	2,634,891	141,327	(436)	2,775,782
Proceeds from sale of Biosciences Business Unit						458,246
Unallocated revenue						18,882
Total revenue						3,252,910
Segment earnings	315,767	59,861	375,628	25,311	-	400,939
Borrowing costs						(41,640)
Unallocated expense net of unallocated revenue						2,943
Net Gain from sale of Biosciences Business Unit						279,698
Profit from ordinary activities before tax						641,940
Income tax expense						95,422
Profit from ordinary activities after tax						546,518
Segment assets	2,623,670	386,160	3,009,830	-	-	3,009,830
Cash assets						723,842
Unallocated assets						140,624
Total assets						3,874,296
Segment liabilities	507,801	59,222	567,023	-	-	567,023
Interest bearing liabilities						1,024,896
Provision for dividend						-
Unallocated liabilities						207,865
Total liabilities						1,799,784
Other Information						
Purchase of property, plant and equipment and intangible assets	89,489	32,281	121,770	13,936	-	135,706
Unallocated acquisitions of property, plant and equipment						-
Total acquisitions						135,706
Depreciation and amortisation	137,330	28,126	165,456	3,442	-	168,898
Unallocated depreciation and amortisation						1,803
Total depreciation and amortisation						170,701
Other non-cash expenses	1,927	67	1,994	-	-	1,994

The Total Human Health Segment includes intra segment eliminations of $26,570

Geographic segments	Australasia/ Asia Pacific $000	Americas $000	EMEA $000	Eliminations $000	Consolidated $000
External revenues	974,656	1,103,051	1,175,203	-	3,252,910
Segment assets	1,089,215	723,418	2,061,663	-	3,874,296
Acquisition of property, plant and equipment and intangible assets	68,413	33,892	33,401	-	135,706

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements

Continued

Business segments	ZLB Behring $000	Other Human Health $000	Total Human Health $000	Biosciences $000	Animal Health $000	Eliminations $000	Consolidated $000
2004							
External sales	1,015,645	389,551	1,405,196	192,466	52,534	-	1,650,196
Other external revenue	10,099	3,493	13,592	-	367	-	13,959
Intersegment revenue	11,759	84	11,843	1,043	1,385	(14,271)	-
Segment revenue	1,037,503	393,128	1,430,631	193,509	54,286	(14,271)	1,664,155
Unallocated revenue							9,929
Proceeds from sale of Animal Health Business Unit							161,627
Total revenue							1,835,711
Segment earnings	57,140	63,525	120,665	41,194	5,170	-	167,029
Borrowing costs							(23,742)
Unallocated expense net of unallocated revenue							8,996
Net Gain from sale of Animal Health Business Unit							102,346
Profit from ordinary activities before tax							254,629
Income tax expense							35,004
Profit from ordinary activities after tax							219,625
Segment assets	3,102,409	396,396	3,498,805	160,269	-	-	3,659,074
Cash assets							114,896
Unallocated assets							101,413
Total assets							3,875,383
Segment liabilities	683,540	67,502	751,042	23,420	-	-	774,462
Interest bearing liabilities							864,330
Provision for dividend							-
Unallocated liabilities							162,549
Total liabilities							1,801,341
Other Information							
Purchase of property, plant and equipment and intangible assets	33,856	31,104	64,960	13,808	594	-	79,362
Unallocated acquisitions of property, plant and equipment							229
Total acquisitions							79,591
Depreciation and amortisation	91,568	30,814	122,382	4,703	2,224	-	129,309
Unallocated depreciation and amortisation							686
Total depreciation and amortisation							129,995
Other non-cash expenses	1,630	(2,008)	(378)	-	-	2,962	2,584

Geographic segments	Australasia/Asia Pacific $000	Americas $000	EMEA $000	Eliminations $000	Consolidated $000
External revenues	570,077	875,906	389,728	-	1,835,711
Segment assets	506,040	826,826	2,542,517	-	3,875,383
Acquisition of property, plant and equipment and intangible assets	33,111	18,343	28,137	-	79,591

39 Financial Instruments

Objectives for holding derivative financial instruments

The consolidated entity uses derivative financial instruments to manage specifically identified interest rate and foreign currency risks as approved by the board of directors.

The consolidated entity is primarily exposed to the risk of adverse movements in exchange rates and interest rates. The purpose of which specific derivative instruments are used is as follows:

- Foreign currency forward exchange contracts are purchased predominantly to hedge the foreign currency value of receivables and payables. Forward exchange contracts are purchased throughout the consolidated entity when considered necessary to create a desired hedge position;
- The consolidated entity raises short and long term debt at both fixed and variable rates. Interest rate swap agreements are used to convert variable interest rate exposures on certain debt to fixed rates. These swaps entitle the consolidated entity to receive, or oblige it to pay, the amounts, if any, by which actual interest payments on nominated loan amounts exceed or fall below specified interest amounts; and

Interest Rate Risk Exposures

The consolidated entity is exposed to interest rate risk through primary financial assets and liabilities modified through derivative financial instruments such as interest rate and cross currency swaps. The following table summarises interest rate risk for the consolidated entity together with effective interest rates as at balance date.

		Floating Rate (a)	Fixed interest rate maturing in: 1 year or less	Over 1 year to 5 years	Over 5 Years	Non-interest Bearing	Total	Average Interest Rate
		$000	$000	$000	$000	$000	$000	%
39	**Financial Instruments (cont.)**							
	June 2005							
	Financial Assets							
	Cash at bank and on hand	258,528	-	-	-	-	258,528	2.10
	Trade debtors	-	-	-	-	502,325	502,325	
	Other debtors	-	-	-	-	38,828	38,828	
	Cash deposits	465,314	-	-	-	-	465,314	5.51
	Loans to directors and employees	-	-	-	-	11,014	11,014	
	Investment in non controlled entities	-	-	-	-	4,698	4,698	
	Other financial assets	-	-	-	-	14,880	14,880	
		723,842	-	-	-	571,745	1,295,587	
	Financial Liabilities							
	Trade creditors	-	-	-	-	146,846	146,846	
	Other creditors	-	-	-	-	251,709	251,709	
	Bank loans	459,287	-	-	-	-	459,287	1.82
	Vendor loan	-	-	-	-	-	-	
	Bank overdraft	4,091	-	-	-	-	4,091	2.45
	Senior Unsecured Notes	-	-	74,791	252,434	-	327,225	5.66
	Deferred consideration	-	8,283	175,205	-	-	183,488	4.03
	Surplus lease space	-	6,720	3,844	-	-	10,564	
	Lease liabilities	-	1,756	11,733	26,752	-	40,241	5.95
		463,378	16,759	265,573	279,186	398,555	1,423,451	
	June 2004							
	Financial Assets							
	Cash at bank and on hand	112,478	-	-	-	-	112,478	1.14
	Trade debtors	-	-	-	-	495,909	495,909	
	Other debtors	-	-	-	-	37,929	37,929	
	Cash deposits	-	2,418	-	-	-	2,418	3.00
	Loans to directors and employees	-	-	-	-	6,489	6,489	
	Investment in non controlled entities	-	-	-	-	3,421	3,421	
	Other financial assets	-	-	-	-	4,802	4,802	
		112,478	2,418	-	-	548,550	663,446	
	Financial Liabilities							
	Trade creditors	-	-	-	-	232,413	232,413	
	Other creditors	-	-	-	-	191,861	191,861	
	Swap payable	-	-	-	-	34,228	34,228	
	Bank loans	237,535	-	-	-	-	237,535	1.44
	Vendor loan	-	-	25,776	-	-	25,776	4.75
	Bank overdraft	4,553	-	-	-	-	4,553	0.70
	Senior Unsecured Notes	-	-	36,237	326,134	-	362,371	5.66
	Deferred consideration	-	-	174,391	-	-	174,391	4.35
	Surplus lease space	-	5,353	9,149	-	-	14,502	2.45
	Lease liabilities	-	2,028	7,537	35,637	-	45,202	6.37
	Interest rate swap*	(134,647)	134,647	-	-	-	-	
		107,441	142,028	253,090	361,771	458,502	1,322,832	

* Notional principal amounts

(a) Floating interest rates represent the most recently determined rate applicable to the instrument at balance sheet date.

39 Financial Instruments (cont.)

Foreign Exchange Risk

The consolidated entity enters into forward exchange contracts to buy and sell specified amounts of foreign currencies in the future at predetermined exchange rates. The objective is to match the contracts with committed future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against exchange rate movements.

The accounting policy with regard to forward exchange contracts is outlined in Note 1(v).

The following table summarises by currency the Australian dollar value of forward exchange agreements at balance date. Foreign currency amounts are translated at rates prevailing at reporting date. Contracts to buy and sell foreign currencies are entered into from time to time to offset purchase and sale obligations in order to maintain a desired hedge position.

The parent entity and other controlled entities enter into forward contracts to hedge foreign currency receivables from other entities within the group.

These receivables are eliminated on consolidation, however, the hedges are in place to protect the parent entity and other group controlled entities from movements in exchange rates that would give rise to a statement of financial performance impact.

	Average Exchange Rate		2005		2004	
Currency	**2005**	**2004**	**Buy $000**	**Sell $000**	**Buy $000**	**Sell $000**
US dollars						
3 months or less	**0.7635**	0.6903	**41,721**	**(32,780)**	79,026	(36,144)
Pounds sterling						
3 months or less	**0.4226**	0.3805	**59,287**	**(24,392)**	730	(14,249)
New Zealand dollars						
3 months or less	**-**	-	**-**	**-**	-	-
Euro						
3 months or less	**0.6331**	0.5704	**237,724**	**(6,971)**	55,347	(113,682)
Swiss francs						
3 months or less	**0.9772**	0.8836	**38,889**	**(243,624)**	7,922	(237,221)
3 to 12 months	**-**	1.0003	**-**	**-**	-	(210,000)
			38,889	**(243,624)**	7,922	(447,221)
Hungarian Florint						
3 months or less	**156.4300**	144.7800	**-**	**(522)**	-	(179)
Japanese Yen						
3 months or less	**84.32**	74.9200	**-**	**(30,217)**	-	(17,722)
Swedish Kroner						
3 months or less	**5.9693**	5.1896	**-**	**(6,041)**	-	(4,893)
Mexican Peso						
3 months or less	**8.2654**	7.9418	**-**	**(8,466)**	-	(8,978)
Brazilian Real						
3 months or less	**1.9605**	2.2561	**-**	**(3,765)**	-	(3,914)
Argentina Peso						
3 months or less	**2.2081**	-	**-**	**(5,602)**	-	-
Danish Kroner						
3 months or less	**4.7045**	-	**-**	**(6,164)**	-	-
Australian dollars						
3 months or less	**0.7387**	0.8254	**72,353**	**(81,430)**	296,249	(2,292)
3 to 12 months	**-**	1.0003	**-**	**-**	210,000	-
			72,353	**(81,430)**	506,249	(2,292)
			449,974	**(449,974)**	649,274	(649,274)

CSL Limited and its controlled entities

Notes to and forming part of the Financial Statements

Continued

39 Financial Instruments (cont.)

The consolidated entity is exposed to foreign currency exchange risk through primary financial assets and liabilities.

The following table, expressed in Australian dollars, summarises the foreign exchange risk carried by the consolidated entity as a result of the existence of foreign currency denominated financial assets and liabilities.

	Aust	US$	Swiss francs	Euro	Other	Total
	$000	$000	$000	$000	$000	$000
June 2005						
Financial Assets						
Cash assets	**461,169**	**181,792**	**6,957**	**45,021**	**28,903**	**723,842**
Trade debtors	**29,438**	**108,545**	**3,471**	**240,243**	**120,628**	**502,325**
Other debtors	**6,132**	**26,291**	**1,663**	**3,259**	**1,483**	**38,828**
Employee loans	**10,955**	**-**	**-**	**13**	**46**	**11,014**
Investment in non controlled entities	**4,698**	**-**	**-**	**-**	**-**	**4,698**
Other financial assets	**-**	**10,615**	**-**	**1,742**	**2,523**	**14,880**
	512,392	**327,243**	**12,091**	**290,278**	**153,583**	**1,295,587**
Financial Liabilities						
Trade creditors	**20,747**	**68,943**	**10,215**	**28,893**	**18,048**	**146,846**
Other creditors	**54,105**	**94,109**	**26,281**	**62,692**	**14,522**	**251,709**
Bank loans	**-**	**-**	**163,566**	**205,664**	**90,057**	**459,287**
Deferred consideration	**-**	**150,950**	**14,294**	**-**	**18,244**	**183,488**
Senior Unsecured Notes	**-**	**327,225**	**-**	**-**	**-**	**327,225**
Surplus lease space	**-**	**10,366**	**-**	**198**	**-**	**10,564**
Lease liabilities	**-**	**-**	**-**	**37,988**	**2,253**	**40,241**
Bank overdrafts	**-**	**4,067**	**-**	**24**	**-**	**4,091**
	74,852	**655,660**	**214,356**	**335,459**	**143,124**	**1,423,451**
June 2004						
Financial Assets						
Cash assets	12,189	56,705	3,027	27,587	15,388	114,896
Trade debtors	32,237	162,838	5,010	253,118	42,706	495,909
Other debtors	8,683	22,002	3,181	1,444	2,619	37,929
Employee loans	6,261	-	-	200	28	6,489
Investment in non controlled entities	3,421	-	-	-	-	3,421
Other financial assets	-	-	-	894	3,908	4,802
	62,791	241,545	11,218	283,243	64,649	663,446
Financial Liabilities						
Trade creditors	22,344	95,181	15,237	87,276	12,375	232,413
Other creditors	26,457	80,190	11,432	65,181	8,601	191,861
Swap payable	-	-	34,228	-	-	34,228
Bank loans	151	-	183,297	52,724	1,363	237,535
Vendor loan	-	-	25,776	-	-	25,776
Deferred consideration	-	158,146	16,245	-	-	174,391
Senior Unsecured Notes	-	362,371	-	-	-	362,371
Surplus lease space	-	14,502	-	-	-	14,502
Lease liabilities	-	-	-	44,004	1,198	45,202
Bank overdrafts	-	4,553	-	-	-	4,553
	48,952	714,943	286,215	249,185	23,537	1,322,832

39 Financial Instruments (cont.)

Credit Risk

Credit risk represents the extent of credit related losses that the consolidated entity may be subject to on amounts to be exchanged under derivatives or to be received from financial instruments. The consolidated entity, while exposed to credit related losses in the event of non-performance by counterparties to financial instruments, does not expect any counterparties to fail to meet their obligations.

The maximum exposure to credit risk at balance date to recognised financial assets is the carrying amount, net of any provision for doubtful debts, as disclosed in the statement of financial position and notes to the financial statements.

The consolidated entity minimises concentrations of credit risks by undertaking transactions with a large number of debtors in various countries.

The major geographic concentrations of credit risk arise from the location of counterparties to the consolidated entity's financial assets as shown in the following table:

Location of Credit Risk	**2005** **$000**	2004 $000
Australia	**513,417**	57,814
USA	**293,126**	221,827
Europe	**353,629**	335,828
Other	**135,415**	47,977
	1,295,587	663,446

Net Fair Values of Financial Assets and Liabilities

The carrying amounts and estimated net fair values of financial assets and financial liabilities held at balance date are given below. The following methods and assumptions are used to determine the net fair values of financial assets and liabilities:

Recognised financial instruments

Short term instruments where carrying amounts approximate net fair values are omitted. The net fair value of a financial asset or a financial liability is the amount at which the assets could be exchanged, or a liability settled in a current transaction between willing parties after allowing for transaction costs.

Unrecognised financial instruments

The fair value of the interest rate swap contracts in the prior year was determined as the difference in present value of the future interest cash flows.

	Consolidated Entity			
	2005		2004	
	Carrying amount $000	**Fair value $000**	Carrying amount $000	Fair value $000
Financial Assets				
Investments in non-controlled entities	**4,698**	**4,698**	3,421	3,421
Other financial assets	**14,880**	**14,880**	4,802	4,802
Loans to specified directors	**941**	**941**	1,882	1,882
Loans to specified executives	**5,041**	**5,041**	1,930	1,930
Loans to other employees	**5,032**	**5,032**	2,677	2,677
Financial Liabilities				
Short term debt	**6,858**	**6,858**	7,944	7,944
Long term debt	**823,986**	**823,986**	641,717	641,717
Deferred consideration	**183,488**	**183,488**	174,391	174,391
Surplus lease space	**10,564**	**10,564**	14,502	14,502
Swap payable	**-**	**-**	34,228	30,062
Vendor loans	**-**	**-**	25,776	25,776
Derivatives				
Interest rate swaps	**-**	**-**	-	(4,777)

40 Adoption of International Financial Reporting Standards

This financial report has been prepared in accordance with Australian Accounting Standards and other current financial reporting requirements (AGAAP). The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards for application to reporting periods beginning on or after 1 January 2005. This means that the CSL Group will be required to prepare financial statements for the year ending 30 June 2006 that comply with Australian equivalents of International Financial Reporting Standards (AIFRS) and their related pronouncements as issued and recognised by the AASB.

The CSL Group will report its compliance with AIFRS for the first time for the half-year ended 31 December 2005. The transitional rules for the first time adoption of AIFRS require that entities restate their comparative financial statements using all AIFRSs, except for AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement.

The majority of the adjustments required on transition are required to be made to opening retained earnings in the opening AIFRS balance sheet as at 1 July 2004. However, transitional adjustments relating to those standards where comparatives are not required will be made to opening retained earnings at 1 July 2005. Comparatives restated under AIFRS will not be reported in the financial statements until 31 December 2005, being the first half-year reported in compliance with AIFRS.

The CSL Group established a formal AIFRS Steering Committee in 2003 to plan and manage the convergence to AIFRS, monitor the developments in AIFRS and ensure it is prepared to report under AIFRS in accordance with the timeline outlined above. The AIFRS Steering Committee includes senior members of management, is monitored by the Group Finance Director and reports to the Audit and Risk Management Committee on the progress towards transition.

The project has been separated into four phases - impact analysis, design and planning, solution development and implementation. The CSL Group has substantially completed the implementation phase with the earlier three phases being fully completed during the year. The project is achieving its scheduled milestones and we expect to be in a position to fully comply with the requirements of AIFRS as they are currently issued.

Although the adjustments disclosed in this note are based on management's best knowledge of expected standards and interpretations, and current facts and circumstances, these may change. The actual adjustments on transition to AIFRS may differ from those disclosed for a number of reasons; for example, the AASB issuing amended or additional standards or interpretations, the ongoing work of the AIFRS project team or emerging accepted practice in the interpretations and application of AIFRS and UIG interpretations.

The following reconciliations set out the known or reliably estimable impacts on the financial statements for the year ended 30 June 2005 had it been prepared under the AIFRS standards released as at 30 June 2005. Until the company prepares its first full AIFRS financial statements, the possibility cannot be excluded that the accompanying disclosures may have to be adjusted.

There is no impact on cash flows.

Reconciliation of net profit

	Note	Consolidated Entity 2005 $000	Parent Entity 2005 $000
Net profit (AGAAP)		**546,518**	**60,759**
Amortisation expense	ii	45,564	-
Employee benefits expense	iii	30,125	-
Profit on sale of business unit	vii	9,048	-
Share-based payments expense	iv	(2,294)	(2,294)
Other revenue – government grants	vi	(2,460)	(2,460)
Income tax expense	v	(137,786)	-
Net profit (AIFRS)*		**488,715**	**56,005**

* - There is no impact on the reported cash flow for the year.

Reconciliation of net assets

	Note	Consolidated Entity 2005 $000	Parent Entity 2005 $000
Net assets (AGAAP)		**2,074,512**	**1,495,504**
Goodwill	ii	42,290	-
Deferred income	vi	(2,960)	(2,960)
Provision for employee benefits	iii	(12,942)	-
Deferred tax liability	v	(48,152)	-
Net assets (AIFRS)		**2,052,748**	**1,492,544**

40 Adoption of International Financial Reporting Standards (cont.)

Reconciliation of equity

	Note	Consolidated Entity 2005 $000	Parent Entity 2005 $000
Total equity (AGAAP)		**2,074,512**	**1,495,504**
Retained profits – opening	iii, iv, v, vi, viii, ix	153,611	21,384
Retained profits – current profit		(57,803)	(4,754)
Retained profits – other movements	iii, vii	(33,367)	-
Foreign currency translation reserve	ii, iii, v, viii	(64,615)	-
Asset revaluation reserve	ix	(22,824)	(22,824)
Share-based payments reserve	iv	3,234	3,234
Net equity (AIFRS)		**2,052,748**	**1,492,544**

The following explanatory notes relate to the reconciliations above and describe the differences between the accounting policies under AIFRS and the current treatment under AGAAP:

i) Impairment of Assets

Under AGAAP, the CSL Group determines the recoverable amount of its assets on the basis of discounted cash flows.

On the adoption of the AIFRS standard AASB 136 *Impairment of Assets*, the recoverable amount of an asset is determined as the higher of its net selling price and value in use.

The CSL Group's assets including goodwill have been tested for impairment on transition to AIFRS and at 30 June 2005 as part of the cash generating unit to which they belong. Based on the tests performed at the lowest level of cash generating units, there is no impairment of assets under the AIFRS requirements.

ii) Goodwill

Under AGAAP goodwill is amortised on a straight line basis over the period during which the benefits are expected to arise, not exceeding 20 years, and is subject to a bi-annual recoverable amounts review.

On the adoption of the AIFRS standard AASB 3 *Business Combinations*, goodwill acquired in a business combination will not be amortised, instead it will be subject to annual impairment testing focussing on the cash flows of related cash generating units. If AASB 3 had been applied on the date of transition to AIFRS (1 July 2004), the carrying amount of consolidated goodwill at this date would be unchanged as the CSL Group has elected not to apply the standard retrospectively to past acquisitions. There was no impairment to goodwill at this date.

If AASB 3 had been applied during the year ended 30 June 2005, the consolidated entity's profit before tax for the year would have been $45,564,000 higher. Consolidated goodwill at 30 June 2005 would have been $42,290,000 higher due to no amortisation and taking into account foreign exchange movements. There was no impairment to goodwill at 30 June 2005.

There would have been no impact on the parent entity's financial statements on the adoption of AASB 3.

40 Adoption of International Financial Reporting Standards (cont.)

iii) Employee Benefits

Under AGAAP, contributions to defined benefit superannuation plans and other retirement benefits that CSL Group sponsors are expensed in the year they are paid or become payable. In addition, when a plan is in a net deficit position, a provision is recognised by the consolidated entity for the amount of the net deficit.

On the adoption of the AIFRS standard AASB 119 *Employee Benefits*, the CSL Group will be required to recognise the net position of each scheme, including any net surpluses in funds, based on actuarial valuations on the statement of financial position. Subsequent movements in the net asset or liability of each plan are recognised in either the statement of financial performance or retained earnings. Actuarial gains and losses are recognised directly in retained earnings.

If AASB 119 had been applied on the date of transition to AIFRS (1 July 2004), the consolidated entity's provision for employee benefits would have been $20,394,000 higher at this date, with a corresponding decrease in retained earnings.

If AASB 119 had been applied during the year ended 30 June 2005, the consolidated entity's profit before tax for the year ended 30 June 2005 would have been $30,125,000 higher as a result of decreased employee benefits expense. The higher profit under AIFRS is primarily due to actuarial losses in plans for the year being taken directly to retained earnings under AASB 119 and the additional liabilities recognised at transition date. The provision for employee benefits at 30 June 2005 for the consolidated entity would have been $12,942,000 higher due to the above and taking into account foreign exchange movements.

There would have been no material impact on the parent entity's financial statements on the adoption of AASB 119.

iv) Share-based Payments

Under AGAAP, the CSL Group does not recognise an expense for options or performance rights issued under the current plans (for further information on share plans refer to note 28).

On the adoption of the AIFRS standard AASB 2 *Share-based Payments*, the CSL Group will be required to recognise an expense for all share-based remuneration issued after 7 November 2002 which had not vested by 1 January 2005. The expense is based on the fair value of the equity instruments issued at the grant date and is recognised on a pro-rata basis over the vesting period in the statement of financial performance with a corresponding adjustment to share-based payments reserve within equity.

If AASB 2 had been applied on the date of transition to AIFRS (1 July 2004), the consolidated entity and the parent entity would create a share-based payments reserve within the equity section of the statement of financial position for $940,000, with a corresponding decrease in retained earnings.

If AASB 2 had been applied during the year ended 30 June 2005, the consolidated and parent entity's profits before tax would have been $2,294,000 lower due to increased employee benefits expense. The consolidated and parent entity's share-based payments reserve at 30 June 2005 would have been $3,234,000.

40 Adoption of International Financial Reporting Standards (cont.)

v) Income Taxes

Under AGAAP, tax effect accounting is applied using the liability method whereby income tax is calculated on accounting profit after allowing for permanent differences.

On the adoption of the AIFRS standard AASB 112 *Income Taxes* the "balance sheet" approach for accounting for income taxes will be adopted by the CSL Group. The new approach recognises deferred tax balances in the statement of financial position when there is a difference between the carrying value of an asset or liability and its tax base.

If AASB 112 had been applied on the date of transition to AIFRS (1 July 2004), the consolidated entity's net deferred tax asset would have been $98,085,000 higher at this date, with a corresponding increase in retained earnings.

If AASB 112 had been applied during the year ended 30 June 2005, the consolidated entity's tax expense would have been $137,786,000 higher. The consolidated entities net deferred tax liability would have been $48,152,000 higher at 30 June 2005 due to the above and taking into account foreign exchange movements.

These differences take into consideration the numerous tax jurisdictions in which the group operates and the implications of the fair value accounting at the date of acquisition of Aventis Behring. The increase in the net deferred tax asset at the transition date is primarily due to AASB 112 requiring the CSL Group to recognise a deferred tax asset in respect of the unrealised portion of the discount on acquisition and other fair value adjustments from the Aventis Behring acquisition that remain in the balance sheet at the date of transition. The subsequent movement to a net deferred tax liability under AIFRS at 30 June 2005 is primarily due to this deferred tax asset decreasing and flowing through the tax expense line as the assets to which the fair value and discount relate are realised. Such a deferred tax asset is not recognised under current AGAAP requirements.

It should also be noted that the above change in approach has no impact on cash taxes payable.

There is no material impact on the parent entity's financial statements on the adoption of AASB 112.

vi) Government Grants

Under AGAAP, Government grants are recognised immediately as revenue when the fair value of the grant can be reliably measured and it is probable that future economic benefits will be received.

On the adoption of the AIFRS standard AASB *120 Accounting for Government Grants and Disclosure of Government Assistance,* where government grants are provided for the acquisition or construction of a long-term asset, the amount of the grant is required to be deferred. The grant is then recognised as income over the periods necessary to match the grant with the related costs that are intended to be compensated.

If AASB 120 had been applied on the date of transition to AIFRS (1 July 2004), the consolidated entity and the parent entity's deferred income liability would increase by $500,000, with a corresponding decrease in retained earnings.

If AASB 120 had been applied during the year ended 30 June 2005, the consolidated and parent entity's profits before tax would have been $2,460,000 lower, with a corresponding increase in deferred income liability. The deferred income liability would have been $2,960,000 at 30 June 2005. The release of the deferred income is matched with the depreciation period of the related asset.

vii) Profit on sale of business unit

Under AGAAP, when a business unit is disposed of, the portion of the foreign currency translation reserve that related to the business unit is transferred from that reserve to retained earnings.

On the adoption of the AIFRS standard AASB 121 *The Effects of Changes in Foreign Exchange Rates*, on disposal of a business unit, the portion of the balance of the foreign currency translation reserve which relates to the unit being disposed must be recognised in the profit and loss account as part of the gain or loss on disposal.

If AASB 121 had been applied during the year ended 30 June 2005 (and taking into account the exemption noted below), the consolidated entity's profit before tax would have been $9,048,000 higher due to a higher profit on the disposal of the JRH business unit.

There is no impact on the parent entity's financial statements on the adoption of AASB 120.

82-3785

40 Adoption of International Financial Reporting Standards (cont.)

viii) Foreign currency translation reserve: cumulative translation differences

On the initial application of AIFRS, the Group has elected to apply the exemption in AASB 1 *First time Adoption of Australian Equivalents to International Financial Reporting Standards* relating to the balance of the foreign currency translation reserve. The cumulative translation differences for all foreign operations represented in the foreign currency translation reserve will be deemed to be zero at the date of transition to AIFRS.

As a result of this exemption, the balance of the consolidated entity's foreign currency translation reserve at the date of transition (1 July 2004) of $54,536,000 will be transferred to retained earnings. As a result of this transfer, the consolidated entities foreign currency translation reserve will decrease and retained earnings will increase by $54,536,000 at 30 June 2005. The effect of the current years other AIFRS movements increase the foreign currency translation reserve at 30 June 2005 by an additional $10,079,000.

There is no impact on the parent entity's financial statements from the election of this exemption.

ix) Land and Buildings

On the initial application of AIFRS, the Group has elected to apply the exemption in AASB 1 *First time Adoption of Australian Equivalents to International Financial Reporting Standards* and use a previous AGAAP revaluation of land and buildings as the deemed cost.

As a result of this exemption, the balance of the consolidated and parent entity's asset revaluation reserve will be transferred to retained earnings at the date of transition (1 July 2004), resulting in an increase of $22,824,000 and leaving the asset revaluation reserve balance at zero.

x) Financial Instruments

The CSL Group will be taking advantage of the exemption under AASB 1 to apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* only from 1 July 2005. This allows the group to apply previous AGAAP to comparative information of financial instruments within the scope of AASB 132 and AASB 139 for the 30 June 2006 financial report.

The application of AASB 132 and AASB 139 will not have a material impact on the CSL Group. The current classification of financial instruments issued by entities in the consolidated entity would not change. Measurement of financial assets and financial liabilities will initially be at fair value with subsequent measurement at amortised cost using the effective interest rate method. For hedges of net investments, the CSL Group has in place appropriate documentation at 1 July 2005 which designates the risk being hedged, hedged item, hedging instrument and specific requirements for the prospective and retrospective testing for hedges of net investments for the year ended 30 June 2006. The resulting accounting treatment will be consistent with the current AGAAP treatment. All derivative financial instruments will be designated as fair value through profit or loss unless designated as part of a hedging relationship upon initial recognition.

CSL Limited and its controlled entities
Directors' Declaration

(1) In the opinion of the Directors:

(a) the financial report, and the additional disclosures included in the directors' report designated as audited, of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2005 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June 2005.

(3) In the opinion of the Directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in Note 33 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee dated 20 June 1995.

Made in accordance with a resolution of the directors.

P. H. Wade

Peter H Wade
Chairman

Brian A McNamee
Managing Director

Melbourne
Dated

82-3785

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Independent audit report to members of CSL Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for CSL Limited (the company) and the consolidated entity, for the year ended 30 June 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report and the additional disclosures, including the Director Remuneration and Specified Executive Remuneration disclosures included in the directors' report designated as audited ('additional disclosures') that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report and the additional disclosures.

Audit approach

We conducted an independent audit of the financial report and the additional disclosures in order to express an opinion on them to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report and the additional disclosures are free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report and the additional disclosures present fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and the additional disclosures; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and the additional disclosures. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the directors' report. In addition to our audit of the financial report and the additional disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit Opinion

In our opinion, the financial report and the additional disclosures included in the directors' report designated as audited of CSL Limited are in accordance with:

(a) the *Corporations Act 2001*, including:

    (i) giving a true and fair view of the financial position of CSL Limited and the consolidated entity at 30 June 2005 and of their performance for the year ended on that date; and

    (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

Ivan Wingreen
Partner

Melbourne
24 August 2005

CSL Limited
Biopharmaceuticals for Life™

CSL Limited
2004/2005 Full Year Result
24 August 2005

"First Stage Complete"

Disclaimer

Forward looking statements

The forward looking statements included in these materials involve subjective judgment and analysis and are subject to significant uncertainties, risks, and contingencies, many of which are outside the control of, and are unknown to, CSL. In particular, they speak only as of the date of these materials, they assume the success of CSL's business strategies, and they are subject to significant regulatory, business, competitive and economic uncertainties and risks.

No representation, warranty or assurance (express or implied) is given or made in relation to any forward looking statement by any person (including CSL). In particular, no representation, warranty or assurance (express or implied) is given in relation to any underlying assumption or that any forward looking statement will be achieved. Actual future events may vary materially from the forward looking statements and the assumptions on which the forward looking statements are based. Given these uncertainties, readers are cautioned to not place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, CSL disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in these materials to reflect any change in expectations in relation to any forward looking statements or any change in events, conditions or circumstances on which any such statement is based. Nothing in these materials shall under any circumstances create an implication that there has been no change in the affairs of CSL since the date of these materials.

Highlights

NPAT up 149% Operating cashflow flow up 174% EPS up 126% Final dividend 30cps + special 10cps	Reported Results
Capital management initiatives Sale of JRH Biosciences	Corporate
HPV cross licence settlement	R & D
ZLB Behring integration substantially complete US market improving Influenza vaccine facility expansion Plasma Products Agreement	Operational

Financial Performance

	Reported A$M	Continuing Operations[1] A$M	Change '04/05
Revenues	3,253	2,653	77%
EBITDA	837	529	128%
EBIT	666	361	194%
NPAT (Pre G/W)	584	317	103%
EPS	2.79	1.62	86%
CFO	568		
DPS *Ordinary*	47c		
DPS *Special*	10c		

[1] *Includes adjustments for the sale, revenue and contribution of JRH and Animal Health in 2004 & 2005*

Profit Growth



Net Profit After Tax (pre G/Will)
$M
700
600
500
400
300
200
100
0
Continuous operations
Animal Health & JRH contribution
Animal Health
JRH
2003
2004
2005

CSL Limite
Biopharmaceuticals for l

Capital Management


Issued Shares
M
220
200
180
160
140
120
100
159.9
196.4
188.3
~180
Buyback 1
Buyback 2
2003
2004
2005
2006 (1)

(1) 2006 is indicative only & shows only the effect of buyback 2

CSL Limite
Biopharmaceuticals for l

Stronger Balance Sheet

Net Debt / Net Debt + Equity



%
30
25
20
15
10
5
0
27.8%
26.5%
12.7%
2003
2004
2005

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CSL Limite
Biopharmaceuticals for l

Human Health
Business Unit Performance

- *ZLB Behring*
- *Other - Pharmaceutical*
    - *CSL Bioplasma*
    - *R&D innovation*

CSL Limited
Biopharmaceuticals for l

ZLB Behring

Sales A$2,195m (US$1,656m)

EBITA A$366m

Integration substantially complete

- Operating assets aligned to centre of excellence model
- IVIG yield synergies - regulatory approval for transfer
  - Gammar phase out until first quarter calendar 2006
- Global Commercial Operations consolidated
- Global performance management system in place, incentives aligned with company performance
- Moderate throughput increase in line with inventory reduction

Strong Helixate sales

US IVIG pricing environment improving

ZLB Behring Strategy

Strategy	Update
Broad Product Portfolio & Continuing Innovation	**Managing plasma throughput to match:**
Low Cost High Yield Manufacturing	– Run down in inventory benefit
Balancing Cashflow & Market Demands	– Reduction of inventory levels – Demand
Maximising Profitable Litres	**Infra-marginal products growth**
Global Marketing Reach	- Zemaira - Critical Care (Haemostatics)

ZLBB FY2005 Sales - Therapy Group


Immuno - globulins 31%
Other 2%
rFVIII 20%
Pd Coag 25%
Critical Care 17%
Wound Healing 5%

Broad portfolio of products

CSL Limite
Biopharmaceuticals for l

82-3785

ZLB Behring - Market Conditions

Humate / Haemate *(vWF)*	- Major use – vWF and FVIII inhibitor patients - Not subject to rFVIII cannibalisation - Low single digit volume growth - Pricing stable - US orphan drug status ends March 2006
Beriate / Monoclate *(pdFVIII)*	- Beriate a mature product, prices and volumes steady in Europe - Expect to maintain volumes and prices going forward - Monoclate is a 'service product' with sales declining
Helixate *(rFVIII)*	- Prices steady - Strong volume growth - Expect continued price stability with volume growth of ~10% over the next 12 months

ZLB Behring - Market Conditions

Carimune *(IVIG - US)*	- Average Sales Prices increasing
	  - currently ~US$39
	- Expect further modest price growth
	- Underlying market demand ~5%
	- No shortages overall
	  - Some difficulty with obtaining desired brands

AlbRx *(Albumin)*	- Prices & volumes improving - Expect some price growth in medium term - US industry inventories tightening
Zemaira *(Alpha-1)*	- Good patient growth off low base

ZLB Behring R&D - IgG Pipeline


Vivaglobin (EU)
Approved in 12 EU countries
12% Liquid (EU)
Approved in 8 EU countries
Vivaglobin (US)
BLA submitted October 2004
Responses to FDA questions submitted July 2005
12% Liquid (US)
BLA submission planned end 2005
Chromatographic 10% Liquid
Completion of trials expected 1H06
EU & US submissions planned late 200
2005
2006
2007
2008

Estimated submission & approval timings by calendar year

ZLB Behring R&D

- Coagulation
  - Humate-P / Haemate NexGen
    - Infusion volume reduced - approved Germany, other EU and USA approval anticipated within 6 months
- Critical Care
  - Berinert P
    - Studies commenced for US distribution approval
  - Beriplex
    - EU expansion trials
- Immunology
  - Guillain-Barre Syndrome
    - FDA review commenced for Carimune label claim

Industry Observations

- Industry restructuring
  - ARC exit
  - Bayer sale
- Supply / demand dynamic closer to equilibrium
  - ZLB Behring recalibrating throughput post inventory run down
  - Managing European volumes and ARC exit towards a higher level of self sufficiency
- US Medicare Modernisation Act transition

ZLB Behring - Outlook

- Outlook for 2006
  - US$ sales growth approx. 5%
  - Helixate volume growth approx. 10%
  - IVIG volume steady
  - Operational efficiencies, synergies and market conditions underpin CSL Group EBITA growth

CSL Bioplasma

- Sales $208m (+17%)
- Australian business
  - Plasma Products Agreement now in place
  - rFVIII policy
    - Impact on pdFVIII & pdFIX sales
    - Kogenate distribution agreement in place ahead of Government tender process
- Asian business
  - Integration complete
  - Strong demand for ZLB Behring Albumin in China
  - $35m sales

Pharmaceutical

- Sales $205m
  - Sales steady compared with 2004
  - Boosted by additional sale of Fluvax
- Expanded influenza vaccine facility
  - Only facility of its kind in the southern hemisphere
  - Opportunity to expand presence in northern hemisphere markets
  - Capacity Approx. 15 - 20m doses

Pharma - Pandemic Preparedness

- Facilities and resources in place to provide pandemic vaccines for Australia
  - signing of 3yr contract with Govt. for influenza pandemic preparedness
  - Pandemic prototype vaccine trials brought forward by 18 months

CSL Limite
Biopharmaceuticals for l

Human Health - Other

- Outlook for 2006
  - Sales decline
    - Impact of new plasma products agreement (PPA)
    - Normalisation of Fluvax and Pneumovax volumes
    - Generic competition for Tramal
  - Contribution decline ~$20m
    - Sales decline
    - Pre-launch activities ahead of new vaccines
    - Increasing R&D innovation spend

R&D Highlights

- HPV
  - Merck foreshadowing 2nd half 2005 filing
  - Cross Licensing settlement with GSK & Merck
  - CSL HPV 16 Therapeutic proof-of-principle study start late this financial year
- ISCOMATRIX® adjuvant
  - Broad commercialisation progress
- rHDL
  - Acute Coronary Syndrome - Phase 2b - patented formulation
- Eye Disease
  - US patent for ophthalmic delivery
  - Pre-clinical testing

ISCOMATRIX®

- Licence and option agreement with Merck for CSL's ISCOMATRIX® adjuvant
- Use in a range of Merck's investigational vaccine products
- Financial terms negotiated
  - Payments event and sales driven
- CSL to exclusively supply Merck's ISCOMATRIX requirements for development and commercialisation
- Australian distribution rights for some vaccines

CSL Limite
Biopharmaceuticals for l

Financial Detail

Financial Health

Company Health



$m
Net Debt - improved position
600
500
400
300
200
100
0
Down $194m
June 03
June 05



$bn
Tangible Assets
3.5
3
2.5
2
1.5
1
0.5
0
Up $1.8bn
June 03
June 05

Shareholder Return

Capital Raising *to acquire Aventis Behring*	*$m*	
Institutional	*438*	
Retail	*111*	*549*

Capital Management	*$m*	
Buyback Mk I	*318*	
*Buyback Mk II**	*280*	*598*

Special Dividend *10 cents*

** Indicative only - 8m shares @ say $35*

CSL Limite
Biopharmaceuticals for l

82-3785

Continuing Operations - NPAT* Growth



$m
700
600
500
400
300
200
100
0
Report 2004
261.6
Animal Health
75.3
AH Cont.
3.6
JRH Cont.
26.8
2004
155.9
Continuing Operations NPAT* Up 103%
2005
316.7
JRH
249.6
JRH Cont.
17.8
Report 2005
584.1
2004
2005

* NPAT calculated on a pre-goodwill basis

CSL Limite
Biopharmaceuticals for l

82-3785

Continuing Operations - EBITA Growth


$m
800
700
600
500
400
300
200
100
0
Report. 2004
319.8
Animal Health
102.3
AH Cont.
9.2
JRH Cont.
35.2
2004
173.1
Continuing Operations EBITA Up 138%
2005
411.9
JRH
279.7
JRH Cont.
26.1
Report. 2005
717.7
2004
2005

Aventis Behring Acquisition Metrics

- Synergies from profit improvement initiatives to exceed US$100m - later updated to US$130m - US$150m ✓
- Earnings enhanced by Discount on Inventory of US$205m ✓
- Cash flow benefit from reduction in inventory of US$180m over first fifteen months ✓
- ZLB Behring ROCE to reach 15% by year three ✓
- EPS accretion in excess of 10% relative to 2002/2003 ✓

Operational Efficiency / Synergy Replacing Inventory Benefit



US$M
180
150
120
90
60
30
0
Discount
2004/05
2005/06
$50m of additional EBIT/synergies achieved to replace tax effect of discount
$77m of Synergies achieved to replace Discount
Remaining Discount

Generating additional income tax cash and expense of US$50

ZLB Behring - Inventory



ZLB Behring Inventory
US$M
1,200
1,000
800
600
400
200
0
US$286m
ZLB
Aventis
Behring
ZLB
Behring
Mar 04
Dec 04
Jun 05

Dec 04 & Jun 05 shown at Mar 04 rates to allow comparison

- **Inventory turns now 1.3x - 1.4x**
- **Production balanced with demand**
- **Inventory will fluctuate with business growth**

Successful Inventory Reduction

CSL Limite
Biopharmaceuticals for l

Working Capital Management

- Cash flow from operations $568m (LYR $207m)
  - One off reduction in acquired inventory ~ $200m

Working capital	2005	2004
• Inventory turns	1.66	0.79
• Days Debtors	66.2	109.5

Financial leverage		
• Net debt	301	749
• Interest cover (times)	27.3	18.9
• Net debt to net debt plus equity	12.7%	26.5%

Franking Credits

- Final Dividend 30 cps + 10c special
  - Total for year 57cps, LYR 38cps
- Increased proportion of earnings offshore
- Increased level of R&D investment in Australia
- Dividends from 2005/06 earnings not significantly franked
- HPV royalty income will improve franking position on successful launch in US and EU

CSL Limite
Biopharmaceuticals for l

Tax

- Effective tax rate year ended 30.06.05 - 15%
  - 18% after adjusting for sale of JRH
- 2005/06 effective rate impacted by
  - Replacement of discount on inventory with taxable synergies
  - One off AIFRS adjustment
  - Multiple tax jurisdictions between 12 & 42%
- Estimated 2005/06 effective tax rate between 30 & 35%
  - Includes one-off $33m non-cash AIFRS adjustment arising from the treatment of the residual discount on acquisition of Aventis Behring

CSL Limite
Biopharmaceuticals for l

AIFRS

International Financial Reporting Standards applies from 1 July 2005.

Key impacts

- Goodwill - no amortisation of acquired goodwill but subject to annual impairment testing.
- Share based payments
- Tax - recognition of deferred tax assets on unrealsed portion of discount on acquisition.
  - One off impact year ending June 2006
  - No cash impact
- Cashflow - no material impact
- R&D - continue to expense all R&D
- Detailed analysis included in the Annual Report

AIFRS

Reconciliation of 2005 Net Profit

	A$m
Net profit (AGAAP)	**546.5**
Amortisation expense	45.6
Employee benefit expense	30.1
Profit on sale of business unit	9.0
Share based payment expense	(2.3)
Other revenue - Govt. grants	(2.5)
Income tax expense	(137.8)
Net profit (AIFRS)	**488.7**

Group Outlook

- **Financial Outlook FY2006[1]**
  - Sales revenue maintained in 2006
  - R&D increasing approx. 5%
  - Effective tax rate between 30 & 35%
  - EBITA growth approx. 10%
  - EPS from continuing operations (NPAT pre-goodwill) up approx. 10%
    - Driven by operations and capital management
    - Excludes IFRS tax adjustments (approx. $33m)
  - 2005/06 dividends not significantly franked
- **FY2006 outlook subject to currency fluctuation and material price movements in core plasma products**

[1] Comparative year of FY2005 excludes JRH sale and earnings contribution
FY2006 adjusted for a one off non cash tax expense of $33m arising from transition to AIFRS

The Phased Development of CSL Limited



Enhancements
I
Global Specialty Biopharmaceutical
II
Value through innovation
• HPV royalties
• differentiated plasma and flu products
• ISCOMATRIX
III
New Products
• IP protected
• High margin
• Important medicines
• Sold by global company - CSL
Operational Efficiency
Time

CSL Limite
Biopharmaceuticals for l

82-3785

Appendix

Group Results

Full year ended June	2005 $m	2004 $m
Sales	2,749.9	1,650.2
Other Revenue	503.0	185.5
Total Revenue	**3,252.9**	**1,835.7**
Earnings before Interest, Tax, Depreciation & Amortisation*	**837.0**	**398.8**
Depreciation/Amortisation	170.7	130.0
Net Interest Expense	24.4	14.2
Tax Expense	95.4	35.0
Net Profit from Ordinary Activities	**546.5**	**219.6**
Total Dividends (cents)	57	38
Final Dividend (cents)	30	26
Special Dividend	10	-
EPS diluted (cents)	277.5	122.8
EPS after tax before Goodwill Amortisation (cents)	298.0	146.8

** Includes acquisition discount benefit for inventory of $155m*

Growth in Continuing Operations

Full year ended June	2005 $m	2004 $m	
Reported NPAT	**546.5**	**219.6**	***149%***
JRH sale	(249.6)	-	
Animal Health sale	-	(75.3)	
NPAT pre business unit sale	**296.9**	**144.3**	***106%***
JRH contribution	(17.8)	(26.8)	
Animal Health contribution	-	(3.6)	
Continuing operations NPAT	**279.1**	**113.9**	***145%***
Goodwill tax effected	37.6	42.0	
Continuing operations NPAT pre goodwill	**316.7**	**155.9**	***103%***
Reported NPAT pre goodwill	**584.1**	**261.6**	***123%***
Weighted Ave shares	**196.0**	**178.8**	***104%***
Continuing operations NPAT pre goodwill EPS	**1.62**	**0.87**	***86%***

JRH

- Sale of JRH
  - Net proceeds $458m
  - Book value $179m
  - Estimated after tax $250m
- FY2005 operations
  - 8 month contribution to March 2005
    - Sales $141m
    - EBITDA $29m, NPAT $18m
- Combined impact of BU sale and operations on FY2005 NPAT - $268m